FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

minuto
MERCADO extra
extra hiper
éxito
Pão de Açúcar
mini extra
Devoto
COMPRE BEM
Libertad
Carulla

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes

GPA alimentando sonhos e vidas

grupo éxito

Companhia Brasileira de Distribuição

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REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Interim Financial Information Form - ITR, for the quarter ended June 30, 2021, which comprises the balance sheet as at June 30, 2021 and the related statements of profit and loss and comprehensive income for the three and six-month periods then ended, and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Interim Financial Information - ITR and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2021, prepared under the responsibility of the Company’s Management and presented as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to determine whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in CPC 09 and consistently with respect to the individual and consolidated interim financial information taken as a whole.

Corresponding figures audited and reviewed by other independent auditors

The corresponding figures of the individual and consolidated balance sheets, as of December 31, 2020, presented for comparison purposes, were previously audited by other independent auditors who issued an unmodified audit opinion, dated February 23, 2021. The corresponding figures to the individual and consolidated statements of profit and loss, comprehensive income, changes in equity, cash flows, and value added, for the quarter ended June 30, 2020, presented for comparison purposes, now rectified in relation to the interim financial information originally issued as a result of the matters described in note 2, were reviewed by other independent auditors who issued an unmodified review conclusion and with an emphasis paragraph on the restated interim information, dated July 28, 2021.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 28, 2021

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes	Engagement Partner

Companhia Brasileira de Distribuição

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Company Information
Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Changes in Shareholders’ Equity
3/1/2021 to 6/30/2021	10
3/1/2020 to 6/30/2020	11
Statement of Cash Flows	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
3/1/2021 to 6/30/2021	19
3/1/2020 to 6/30/2020	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	45

Companhia Brasileira de Distribuição

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Number of Shares (thousand)	Current Quarter 6/30/2021
Share Capital
Common	268,896
Preferred	0
Total	268,896
Treasury Shares
Common	162
Preferred	0
Total	162

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Individual Interim Financial Information / Balance Sheet – Assets

R$ (in thousands)
Code	Description	Current Quarter 06/30/2021	Previous Year 12/31/2020
1	Total Assets	34,021,000	36,772,000
1.01	Current Assets	8,337,000	9,312,000
1.01.01	Cash and Cash Equivalents	3,042,000	4,905,000
1.01.03	Accounts Receivable	343,000	398,000
1.01.03.01	Trade Receivables	266,000	289,000
1.01.03.02	Other Receivables	77,000	109,000
1.01.04	Inventories	3,415,000	3,452,000
1.01.06	Recoverable taxes	964,000	366,000
1.01.08	Other Current Assets	573,000	191,000
1.01.08.01	Assets Held for Sale	204,000	78,000
1.01.08.03	Other	369,000	113,000
1.01.08.03.02	Dividends receivable	162,000	0
1.01.08.03.03	Others current assets	207,000	113,000
1.02	Noncurrent Assets	25,684,000	27,460,000
1.02.01	Long-term Assets	4,458,000	4,730,000
1.02.01.04	Accounts Receivable	678,000	625,000
1.02.01.04.01	Trade receivables, net	21,000	1,000
1.02.01.04.02	Other accounts receivable	657,000	624,000
1.02.01.09	Receivables from related parties	410,000	369,000
1.02.01.10	Other Noncurrent Assets	3,370,000	3,736,000
1.02.01.10.04	Recoverable taxes	2,674,000	3,091,000
1.02.01.10.05	Restricted deposits for legal proceedings	597,000	545,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	12,000	11,000
1.02.01.10.07	Other Noncurrent Assets	87,000	89,000
1.02.02	Investments	10,372,000	11,589,000
1.02.02.01	Investments in Associates	10,372,000	11,589,000
1.02.02.01.02	Investments in Subsidiaries	10,372,000	11,589,000
1.02.03	Property and Equipment, Net	8,808,000	9,101,000
1.02.03.01	Property and Equipment in Use	4,637,000	4,819,000
1.02.03.02	Leased Properties	4,171,000	4,282,000
1.02.04	Intangible Assets, net	2,046,000	2,040,000
1.02.04.01	Intangible Assets	2,046,000	2,040,000
1.02.04.01.02	Intangible Assets	1,474,000	1,437,000
1.02.04.01.03	Intangible Right-of-use	572,000	603,000

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Individual Interim Financial Information / Balance Sheet – Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06/30/2021	Previous Year 12/31/2020
2	Total Liabilities	34,021,000	36,772,000
2.01	Current Liabilities	7,695,000	8,617,000
2.01.01	Payroll and Related Taxes	390,000	493,000
2.01.02	Trade payables, net	3,496,000	4,876,000
2.01.03	Taxes and Contributions Payable	262,000	288,000
2.01.04	Borrowings and Financing	2,044,000	1,257,000
2.01.05	Other Liabilities	1,503,000	1,703,000
2.01.05.01	Payables to Related Parties	275,000	212,000
2.01.05.02	Other	1,228,000	1,491,000
2.01.05.02.01	Dividends and interest on own capital	1,000	516,000
2.01.05.02.07	Pass-through to Third Parties	5,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	62,000	55,000
2.01.05.02.09	Deferred Revenue	87,000	16,000
2.01.05.02.12	Other Accounts Payable	452,000	319,000
2.01.05.02.17	Lease Liability	621,000	570,000
2.02	Noncurrent Liabilities	13,648,000	14,460,000
2.02.01	Borrowings and Financing	5,912,000	6,322,000
2.02.02	Other Liabilities	6,412,000	6,673,000
2.02.02.01	Liabilities with related parties	133,000	168,000
2.02.02.01.04	Debts with Others Related Parties	133,000	168,000
2.02.02.02	Others	6,279,000	6,505,000
2.02.02.02.03	Taxes payable in installments	209,000	241,000
2.02.02.02.07	Other Accounts Payable	249,000	256,000
2.02.02.02.08	Provision for Losses on Investments in Associates	599,000	620,000
2.02.02.02.09	Lease Liability	5,222,000	5,388,000
2.02.03	Deferred taxes	62,000	213,000
2.02.03.01	Deferred income tax and social contribution	62,000	213,000
2.02.04	Provisions	1,246,000	1,233,000
2.02.06	Deferred Revenue	16,000	19,000
2.03	Shareholders’ Equity	12,678,000	13,695,000
2.03.01	Share Capital	5,856,000	5,434,000
2.03.02	Capital reserves	288,000	479,000
2.03.02.04	Stock Option	286,000	472,000
2.03.02.07	Capital Reserve	2,000	7,000
2.03.04	Earnings Reserve	6,030,000	6,090,000
2.03.04.01	Legal Reserve	665,000	665,000
2.03.04.05	Earnings Retention Reserve	233,000	230,000
2.03.04.07	Tax Incentive Reserve	67,000	67,000
2.03.04.10	Expansion Reserve	4,175,000	4,444,000
2.03.04.12	Transactions with non-controlling interests	1,040,000	834,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	107,000	0
2.03.08	Other comprehensive income	397,000	1,692,000

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Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 04/01/2021 to 06/30/2021	Year to date current period 01/01/2021 to 06/30/2021	Previous Quarter 04/01/2020 to 06/30/2020	Year to date previous period 01/01/2020 to 06/30/2020
3.01	Net operating revenue	6,304,000	12,590,000	7,023,000	13,526,000
3.02	Cost of sales	-4,676,000	-9,319,000	-5,196,000	-10,046,000
3.03	Gross Profit	1,628,000	3,271,000	1,827,000	3,480,000
3.04	Operating Income/Expenses	-1,445,000	-2,879,000	-1,290,000	-2,904,000
3.04.01	Selling Expenses	-979,000	-1,972,000	-1,130,000	-2,209,000
3.04.02	General and administrative expenses	-155,000	-317,000	-190,000	-340,000
3.04.05	Other Operating Expenses	-309,000	-633,000	-148,000	-567,000
3.04.05.01	Depreciation and Amortization	-276,000	-557,000	-253,000	-507,000
3.04.05.03	Other operating expenses, net	-33,000	-76,000	105,000	-60,000
3.04.06	Share of Profit of associates	-2,000	43,000	178,000	212,000
3.05	Profit from operations before net financial expenses	183,000	392,000	537,000	576,000
3.06	Net Financial expenses	-168,000	-387,000	-225,000	-452,000
3.07	Income (loss) before income tax and social contribution	15,000	5,000	312,000	124,000
3.08	Income tax and social contribution	-12,000	111,000	-37,000	17,000
3.08.01	Current	-36,000	-38,000	20,000	21,000
3.08.02	Deferred	24,000	149,000	-57,000	-4,000
3.09	Net Income from continued operations	3,000	116,000	275,000	141,000
3.10	Net Income (loss) from discontinued operations	-1,000	-1,000	60,000	54,000
3.10.01	Net Income (loss) from Discontinued Operations	-1,000	-1,000	60,000	54,000
3.11	Net Income for the period	2,000	115,000	335,000	195,000
3.99.01.01	ON	0,00745	0,42866	1,25096	0,72817
3.99.02.01	ON	0,00744	0,42782	1,24861	0,72680

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Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 04/01/2021 to 06/30/2021	Year to date current period 01/01/2021 to 06/30/2021	Previous Quarter 04/01/2020 to 06/30/2020	Year to date previous period 01/01/2020 to 06/30/2020
4.01	Net income for the Period	2,000	115,000	335,000	195,000
4.02	Other Comprehensive Income	-1,461,000	-1,300,000	1,042,000	1,414,000
4.02.02	Foreign Currency Translation	-1,458,000	-1,294,000	1,041,000	1,420,000
4.02.04	Fair Value of Trade Receivables	0	-2,000	0	0
4.02.05	Cash Flow Hedge	-2,000	-1,000	-2,000	-6,000
4.02.06	Income Tax Related to Other Comprehensive Income	-1,000	-3,000	1,000	0
4.02.08	Other Comprehensive Income	0	0	2,000	0
4.03	Total Comprehensive Income for the Period	-1,459,000	-1,185,000	1,377,000	1,609,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 06/30/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.04	Capital Transactions with Shareholders	422,000	-191,000	-60,000	-3,000	0	168,000
5.04.01	Capital Increases	206,000	0	-200,000	0	0	6,000
5.04.03	Share based expenses	0	23,000	0	0	0	23,000
5.04.05	Sales of treasury stock	0	2,000	2,000	0	0	4,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	207,000	0	0	207,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0
5.04.16	Others	0	0	0	-3,000	0	-3,000
5.05	Total Comprehensive Income	0	0	0	110,000	-1,295,000	-1,185,000
5.05.01	Net Income for the Period	0	0	0	115,000	0	115,000
5.05.02	Other Comprehensive Income	0	0	0	-5,000	-1,295,000	-1,300,000
5.05.02.04	Foreign currency translation	0	0	0	-5,000	-1,289,000	-1,294,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-2,000	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-1,000	-1,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-3,000	-3,000
5.07	Closing balance	5,856,000	288,000	6,030,000	107,000	397,000	12,678,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 06/30/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.04	Capital Transactions with Shareholders	2,000	18,000	0	-2,000	0	18,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000
5.04.03	Share based expenses	0	15,000	0	0	0	15,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000
5.04.16	Others	0	0	0	-2,000	0	-2,000
5.05	Total Comprehensive Income	0	0	0	193,000	1,416,000	1,609,000
5.05.01	Net Income for the Period	0	0	0	195,000	0	195,000
5.05.02	Other Comprehensive Income	0	0	0	-2,000	1,416,000	1,414,000
5.05.02.04	Foreign currency translation	0	0	0	-2,000	1,422,000	1,420,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-6,000	-6,000
5.06	Internal Changes of Shareholders’ Equity	0	0	111,000	0	0	111,000
5.06.05	Transactions with Non-controlling Interests	0	0	111,000	0	0	111,000
5.07	Closing balance	6,859,000	465,000	3,640,000	191,000	1,523,000	12,678,000

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Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 06/30/2021	Year to date previous period 01/01/2020 to 06/30/2020
6.01	Net Cash Operating Activities	-649,000	-579,000
6.01.01	Cash Provided by the Operations	1,036,000	642,000
6.01.01.01	Net Income for the Period	115,000	195,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19)	-149,000	4,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	77,000	-218,000
6.01.01.04	Depreciation/Amortization	620,000	569,000
6.01.01.05	Interest and Inflation Adjustments	489,000	446,000
6.01.01.06	Adjustment to Present Value	1,000	-1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	-43,000	-212,000
6.01.01.08	Provision for Risks	18,000	36,000
6.01.01.10	Share-based Payment	23,000	18,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 and 8.1)	5,000	19,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-12,000	4,000
6.01.01.14	Other Operating Expenses	0	-158,000
6.01.01.15	Deferred Revenue	-16,000	-38,000
6.01.01.16	Loss or gain on lease liabilities	-92,000	-22,000
6.01.02	Changes in Assets and Liabilities	-1,685,000	-1,221,000
6.01.02.01	Accounts Receivable	60,000	-107,000
6.01.02.02	Inventories	47,000	-52,000
6.01.02.03	Recoverable taxes	-182,000	30,000
6.01.02.04	Other Assets	-104,000	-54,000
6.01.02.05	Related Parties	-91,000	-376,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-55,000	45,000
6.01.02.07	Trade Payables	-1,379,000	-804,000
6.01.02.08	Payroll and Related Taxes	-103,000	108,000
6.01.02.09	Taxes and Social Contributions Payable	-61,000	0
6.01.02.10	Payments of provision for risk	-44,000	-68,000
6.01.02.11	Deferred Revenue	32,000	26,000
6.01.02.12	Other Payables	115,000	20,000
6.01.02.15	Received Dividends and Interest on own capital	80,000	11,000
6.02	Net Cash of Investing Activities	-349,000	-156,000
6.02.01	Capital Increase/Decrease on Subsidiaries	-1,000	0
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-297,000	-398,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-66,000	-44,000
6.02.04	Sales of Property and Equipment	15,000	286,000
6.03	Net Cash of Financing Activities	-865,000	928,000
6.03.01	Capital Increase	6,000	2,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	1,895,000	2,731,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-1,653,000	-1,165,000
6.03.05	Payment of Dividends and Interest on own Capital	-584,000	-156,000
6.03.06	Transactions with Non-controlling Interest	4,000	0
6.03.09	Payment of lease liability	-533,000	-484,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-1,863,000	193,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	4,905,000	2,863,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,042,000	3,056,000

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Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 06/30/2021	Year to date previous period 01/01/2020 to 06/30/2020
7.01	Revenues	13,617,000	15,179,000
7.01.01	Sales of Goods, Products and Services	13,590,000	14,813,000
7.01.02	Other Revenues	32,000	368,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-5,000	-2,000
7.02	Products Acquired from Third Parties	-10,339,000	-11,495,000
7.02.01	Costs of Products, Goods and Services Sold	-8,877,000	-9,718,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,462,000	-1,777,000
7.03	Gross Value Added	3,278,000	3,684,000
7.04	Retention	-620,000	-569,000
7.04.01	Depreciation and Amortization	-620,000	-569,000
7.05	Net Value Added Produced	2,658,000	3,115,000
7.06	Value Added Received in Transfer	233,000	397,000
7.06.01	Share of Profit of Subsidiaries and Associates	43,000	212,000
7.06.02	Financial Revenue	191,000	131,000
7.06.03	Other	-1,000	54,000
7.07	Total Value Added to Distribute	2,891,000	3,512,000
7.08	Distribution of Value Added	2,891,000	3,512,000
7.08.01	Personnel	1,344,000	1,662,000
7.08.01.01	Direct Compensation	846,000	964,000
7.08.01.02	Benefits	244,000	326,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	86,000	107,000
7.08.01.04	Other	168,000	265,000
7.08.02	Taxes, Fees and Contributions	835,000	1,027,000
7.08.02.01	Federal	213,000	515,000
7.08.02.02	State	494,000	395,000
7.08.02.03	Municipal	128,000	117,000
7.08.03	Value Distributed to Providers of Capital	597,000	628,000
7.08.03.01	Interest	584,000	596,000
7.08.03.02	Rentals	13,000	32,000
7.08.04	Value Distributed to Shareholders	115,000	195,000
7.08.04.01	Interest on shareholders' equity	69,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	46,000	195,000

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Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06/30/2021	Previous Year 12/31/2020
1	Total Assets	47,515,000	53,295,000
1.01	Current Assets	14,287,000	17,641,000
1.01.01	Cash and Cash Equivalents	4,925,000	8,711,000
1.01.03	Accounts Receivable	857,000	1,051,000
1.01.03.01	Trade Receivables	546,000	686,000
1.01.03.02	Other Receivables	311,000	365,000
1.01.04	Inventories	6,212,000	6,536,000
1.01.06	Recoverable taxes	1,738,000	983,000
1.01.08	Other Current Assets	555,000	360,000
1.01.08.01	Assets Held for Sale	233,000	109,000
1.01.08.03	Other	322,000	251,000
1.01.08.03.01	Financial Instruments - Derivatives	14,000	0
1.01.08.03.02	Dividends receivable	20,000	0
1.01.08.03.03	Other current assets	288,000	251,000
1.02	Noncurrent Assets	33,228,000	35,654,000
1.02.01	Long-term Assets	4,557,000	4,713,000
1.02.01.04	Accounts Receivable	752,000	676,000
1.02.01.04.01	Trade receivables, net	24,000	5,000
1.02.01.04.02	Other accounts receivable	728,000	671,000
1.02.01.07	Deferred taxes	84,000	0
1.02.01.09	Receivables from related parties	213,000	154,000
1.02.01.10	Other Noncurrent Assets	3,508,000	3,883,000
1.02.01.10.04	Recoverable taxes	2,684,000	3,100,000
1.02.01.10.05	Restricted deposits for legal proceedings	619,000	563,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	12,000	12,000
1.02.01.10.07	Other Noncurrent Assets	193,000	208,000
1.02.02	Investments	4,494,000	4,889,000
1.02.02.01	Investments in Associates	1,244,000	1,250,000
1.02.02.02	Investment properties	3,250,000	3,639,000
1.02.03	Property and Equipment, Net	18,450,000	19,888,000
1.02.03.01	Property and Equipment in Use	12,367,000	13,371,000
1.02.03.02	Leased Properties	6,083,000	6,517,000
1.02.04	Intangible Assets, net	5,727,000	6,164,000
1.02.04.01	Intangible Assets	5,727,000	6,164,000
1.02.04.01.02	Intangible Assets	5,155,000	5,561,000
1.02.04.01.03	Intangible Right-of-use	572,000	603,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06/30/2021	Previous Year 12/31/2020
2	Total Liabilities	47,515,000	53,295,000
2.01	Current Liabilities	14,545,000	18,483,000
2.01.01	Payroll and Related Taxes	705,000	897,000
2.01.02	Trade payables, net	7,711,000	11,424,000
2.01.03	Taxes and Contributions Payable	687,000	585,000
2.01.04	Borrowings and Financing	2,613,000	2,309,000
2.01.05	Other Liabilities	2,829,000	3,268,000
2.01.05.01	Payables to Related Parties	249,000	194,000
2.01.05.02	Other	2,580,000	3,074,000
2.01.05.02.01	Dividends and interest on own capital	11,000	556,000
2.01.05.02.07	Pass-through to Third Parties	45,000	77,000
2.01.05.02.08	Financing Related to Acquisition of Assets	120,000	100,000
2.01.05.02.09	Deferred Revenue	301,000	297,000
2.01.05.02.11	Other Payables	595,000	636,000
2.01.05.02.12	Other Accounts Payable	556,000	461,000
2.01.05.02.17	Lease liability	952,000	947,000
2.02	Noncurrent Liabilities	17,569,000	18,005,000
2.02.01	Borrowings and Financing	6,977,000	6,842,000
2.02.02	Other Liabilities	8,300,000	8,725,000
2.02.02.01	Liabilities with related parties	133,000	168,000
2.02.02.01.04	Debts with Others Related Parties	133,000	168,000
2.02.02.02	Others	8,167,000	8,557,000
2.02.02.02.03	Taxes payable in installments	215,000	248,000
2.02.02.02.05	Financing Related to Acquisition of Assets	93,000	0
2.02.02.02.07	Other Accounts Payable	279,000	291,000
2.02.02.02.08	Provision for Losses on Investments in Associates	591,000	591,000
2.02.02.02.09	Lease Liability	6,989,000	7,427,000
2.02.03	Deferred taxes	904,000	1,034,000
2.02.04	Provisions	1,372,000	1,385,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,372,000	1,385,000
2.02.06	Deferred Revenue	16,000	19,000
2.03	Shareholders’ Equity	15,401,000	16,807,000
2.03.01	Share Capital	5,856,000	5,434,000
2.03.02	Capital reserves	288,000	479,000
2.03.02.04	Stock Option	286,000	472,000
2.03.02.07	Capital Reserve	2,000	7,000
2.03.04	Earnings Reserve	6,030,000	6,090,000
2.03.04.01	Legal Reserve	665,000	665,000
2.03.04.05	Earnings Retention Reserve	233,000	230,000
2.03.04.07	Tax Incentive Reserve	67,000	67,000
2.03.04.10	Expansion Reserve	4,175,000	4,444,000
2.03.04.12	Transactions with non-controlling interests	1,040,000	834,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	107,000	0
2.03.08	Other comprehensive income	397,000	1,692,000
2.03.09	Non-Controlling interests	2,723,000	3,112,000

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Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 04/01/2021 to 06/30/2021	Year to date current period 01/01/2021 to 06/30/2021	Previous Quarter 04/01/2020 to 06/30/2020	Year to date previous period 01/01/2020 to 06/30/2020
3.01	Net operating revenue	11,879,000	24,331,000	12,543,000	24,419,000
3.02	Cost of sales	-8,868,000	-18,075,000	-9,375,000	-18,309,000
3.03	Gross Profit	3,011,000	6,256,000	3,168,000	6,110,000
3.04	Operating Income/Expenses	-2,710,000	-5,628,000	-2,671,000	-5,626,000
3.04.01	Selling Expenses	-1,786,000	-3,676,000	-1,883,000	-3,724,000
3.04.02	General and administrative expenses	-389,000	-855,000	-404,000	-805,000
3.04.05	Other Operating Expenses	-536,000	-1,084,000	-414,000	-1,061,000
3.04.05.01	Depreciation and Amortization	-476,000	-964,000	-438,000	-872,000
3.04.05.03	Other operating expenses, net	-60,000	-120,000	24,000	-189,000
3.04.06	Share of Profit of associates	1,000	-13,000	30,000	-36,000
3.05	Profit from operations before net financial expenses	301,000	628,000	497,000	484,000
3.06	Net Financial expenses	-236,000	-528,000	-342,000	-612,000
3.07	Income (loss) before income tax and social contribution	65,000	100,000	155,000	-128,000
3.08	Income tax and social contribution	-35,000	57,000	-20,000	38,000
3.08.01	Current	-61,000	-83,000	-41,000	-55,000
3.08.02	Deferred	26,000	140,000	21,000	93,000
3.09	Net Income from continued operations	30,000	157,000	135,000	-90,000
3.10	Net Income (loss) from discontinued operations	-1,000	-1,000	250,000	356,000
3.10.01	Net Income (loss) from Discontinued Operations	-1,000	-1,000	250,000	356,000
3.11	Net Income for the period	29,000	156,000	385,000	266,000
3.11.01	Attributable to Controlling Shareholders - continued operations	2,000	115,000	335,000	195,000
3.11.02	Attributable to Non-controlling Shareholders	27,000	41,000	50,000	71,000
3.99.01.01	ON	0,00745	0,42866	1,25096	0,72817
3.99.02.01	ON	0,00744	0,42782	1,24861	0,72680

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 04/01/2021 to 06/30/2021	Year to date current period 01/01/2021 to 06/30/2021	Previous Quarter 04/01/2020 to 06/30/2020	Year to date previous period 01/01/2020 to 06/30/2020
4.01	Net income for the Period	29,000	156,000	385,000	266,000
4.02	Other Comprehensive Income	-1,912,000	-1,686,000	1,408,000	1,905,000
4.02.02	Foreign Currency Translation	-1,909,000	-1,679,000	1,403,000	1,910,000
4.02.04	Fair Value of Trade Receivables	0	-2,000	0	0
4.02.05	Cash Flow Hedge	-2,000	-2,000	0	-5,000
4.02.06	Income Tax Related to Other Comprehensive Income	-1,000	-3,000	1,000	0
4.02.07	Income taxes on Cash Flow Hedge	0	0	2,000	0
4.02.08	Other Comprehensive Income	0	0	2,000	0
4.03	Total Comprehensive Income for the Period	-1,883,000	-1,530,000	1,791,000	2,171,000
4.03.01	Attributable to Controlling Shareholders	-1,459,000	-1,185,000	1,377,000	1,609,000
4.03.02	Attributable to Non-Controlling Shareholders	-424,000	-345,000	414,000	562,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 06/30/2021	Year to date previous period 01/01/2020 to 06/30/2020
6.01	Net Cash Operating Activities	-1,904,000	-1,444,000
6.01.01	Cash Provided by the Operations	1,571,000	1,464,000
6.01.01.01	Net Income for the Period	156,000	266,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19)	-140,000	-184,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	118,000	-95,000
6.01.01.04	Depreciation/Amortization	1,086,000	1,235,000
6.01.01.05	Interest and Inflation Adjustments	543,000	862,000
6.01.01.06	Adjustment to Present Value	1,000	-1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	13,000	36,000
6.01.01.08	Provision for Risks	18,000	38,000
6.01.01.10	Share-based Payment	23,000	18,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 and 8.1)	32,000	40,000
6.01.01.12	Provision for Obsolescence/Breakage	-1,000	0
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-16,000	-1,000
6.01.01.14	Other Operating Expenses	0	-158,000
6.01.01.15	Deferred Revenue	-150,000	-478,000
6.01.01.16	Loss or gain on lease liabilities	-112,000	-114,000
6.01.02	Changes in Assets and Liabilities	-3,475,000	-2,908,000
6.01.02.01	Accounts Receivable	128,000	-143,000
6.01.02.02	Inventories	-17,000	-30,000
6.01.02.03	Recoverable taxes	-400,000	-61,000
6.01.02.04	Other Assets	-94,000	13,000
6.01.02.05	Related Parties	-34,000	-26,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-60,000	62,000
6.01.02.07	Trade Payables	-3,117,000	-3,445,000
6.01.02.08	Payroll and Related Taxes	-157,000	141,000
6.01.02.09	Taxes and Social Contributions Payable	356,000	308,000
6.01.02.10	Payments of provision for risk	-56,000	-84,000
6.01.02.11	Deferred Revenue	116,000	463,000
6.01.02.12	Other Payables	97,000	-106,000
6.01.02.13	Income Tax and Social contribution,paid	-237,000	0
6.02	Net Cash of Investing Activities	-669,000	-543,000
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-483,000	-1,120,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-111,000	-88,000
6.02.04	Sales of Property and Equipment	16,000	672,000
6.02.09	Net cash from discontinueted subsidiaries (Note 13)	-91,000	-7,000
6.03	Net Cash of Financing Activities	-942,000	1,314,000
6.03.01	Capital Increase	6,000	2,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	3,176,000	5,390,000
6.03.03	Payments of Borrowings and Financing	-2,696,000	-2,953,000
6.03.05	Payment of Dividends and Interest on own Capital	-666,000	-280,000
6.03.06	Transactions with Non-controlling Interest	11,000	3,000
6.03.08	Transactions with Non-controlling Interest	-5,000	0
6.03.09	Payment of lease liability	-768,000	-848,000
6.04	Exchange rate changes in cash and cash equivalents	-271,000	455,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-3,786,000	-218,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	8,711,000	7,954,000
6.05.02	Cash and Cash Equivalents at the End of the Period	4,925,000	7,736,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 06/30/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.04	Capital Transactions with Shareholders	422,000	-191,000	-60,000	-3,000	0	168,000	-44,000	124,000
5.04.01	Capital Increases	206,000	0	-200,000	0	0	6,000	0	6,000
5.04.03	Share based expenses	0	23,000	0	0	0	23,000	0	23,000
5.04.05	Sales of treasury stock	0	2,000	2,000	0	0	4,000	0	4,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	207,000	0	0	207,000	10,000	217,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests (note 25.4)	0	0	0	0	0	0	-57,000	-57,000
5.04.16	Others	0	0	0	-3,000	0	-3,000	3,000	0
5.05	Total Comprehensive Income	0	0	0	110,000	-1,295,000	-1,185,000	-345,000	-1,530,000
5.05.01	Net Income for the Period	0	0	0	115,000	0	115,000	41,000	156,000
5.05.02	Other Comprehensive Income	0	0	0	-5,000	-1,295,000	-1,300,000	-386,000	-1,686,000
5.05.02.04	Foreign currency translation	0	0	0	-5,000	-1,289,000	-1,294,000	-385,000	-1,679,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-2,000	-2,000	0	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-1,000	-1,000	-1,000	-2,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-3,000	-3,000	0	-3,000
5.07	Closing balance	5,856,000	288,000	6,030,000	107,000	397,000	12,678,000	2,723,000	15,401,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 06/30/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,608,000	13,548,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,608,000	13,548,000
5.04	Capital Transactions with Shareholders	2,000	18,000	0	-2,000	0	18,000	-69,000	-51,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000	0	2,000
5.04.03	Share based expenses	0	15,000	0	0	0	15,000	0	15,000
5.04.06	Dividends	0	0	0	0	0	0	-69,000	-69,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000	0	3,000
5.04.16	Others	0	0	0	-2,000	0	-2,000	0	-2,000
5.05	Total Comprehensive Income	0	0	0	193,000	1,416,000	1,609,000	562,000	2,171,000
5.05.01	Net Income for the Period	0	0	0	195,000	0	195,000	71,000	266,000
5.05.02	Other Comprehensive Income	0	0	0	-2,000	1,416,000	1,414,000	491,000	1,905,000
5.05.02.04	Foreign currency translation	0	0	0	-2,000	1,422,000	1,420,000	490,000	1,910,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-6,000	-6,000	1,000	-5,000
5.06	Internal Changes of Shareholders’ Equity	0	0	111,000	0	0	111,000	3,000	114,000
5.06.05	Transactions with Non-controlling Interests	0	0	111,000	0	0	111,000	3,000	114,000
5.07	Closing balance	6,859,000	465,000	3,640,000	191,000	1,523,000	12,678,000	3,104,000	15,782,000

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Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 06/30/2021	Year to date previous period 01/01/2020 to 06/30/2020
7.01	Revenues	26,732,000	27,291,000
7.01.01	Sales of Goods, Products and Services	26,708,000	26,979,000
7.01.02	Other Revenues	36,000	323,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-12,000	-11,000
7.02	Products Acquired from Third Parties	-19,870,000	-20,941,000
7.02.01	Costs of Products, Goods and Services Sold	-17,190,000	-18,109,000
7.02.02	Materials, Energy, Outsourced Services and Other	-2,680,000	-2,832,000
7.03	Gross Value Added	6,862,000	6,350,000
7.04	Retention	-1,086,000	-988,000
7.04.01	Depreciation and Amortization	-1,086,000	-988,000
7.05	Net Value Added Produced	5,776,000	5,362,000
7.06	Value Added Received in Transfer	252,000	552,000
7.06.01	Share of Profit of Subsidiaries and Associates	-13,000	-36,000
7.06.02	Financial Revenue	266,000	232,000
7.06.03	Other	-1,000	356,000
7.07	Total Value Added to Distribute	6,028,000	5,914,000
7.08	Distribution of Value Added	6,028,000	5,914,000
7.08.01	Personnel	2,525,000	2,758,000
7.08.01.01	Direct Compensation	1,895,000	1,922,000
7.08.01.02	Benefits	354,000	421,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	92,000	111,000
7.08.01.04	Other	184,000	304,000
7.08.01.04.01	Profit (cost) sharing	184,000	304,000
7.08.02	Taxes, Fees and Contributions	2,535,000	2,002,000
7.08.02.01	Federal	545,000	349,000
7.08.02.02	State	1,779,000	1,470,000
7.08.02.03	Municipal	211,000	183,000
7.08.03	Value Distributed to Providers of Capital	812,000	888,000
7.08.03.01	Interest	799,000	856,000
7.08.03.02	Rentals	13,000	32,000
7.08.04	Value Distributed to Shareholders	156,000	266,000
7.08.04.01	Interest on shareholders' equity	69,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	46,000	195,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	41,000	71,000

21

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

GPA

alimentando sonhos e vidas

PãodeAçúcar

2Q21

EARNINGS

RELEASE

July 28, 2021

CBD LISTED **NYSE**

PCAR **B3** LISTED NM

IBOVESPA B3 **IBRX100** B3 **ISE** B3 **IGC-NM** B3 **SMLL** B3 **ICO2** B3 **ICON** B3 **IVBX** B3

EARNINGS RELEASE

GPA - Operational & Financial Highlights

▪	2Q21 performance: impacted by the new restrictions imposed to contain the new wave of the pandemic, combined with the strong comparison base in the previous year, partially compensated by strict control of expenses and maintenance of adjusted EBITDA margin;
▪	Digital ecosystem: record online sales of R$428 million in Brazil, up 32% YoY and 38% sequentially, with penetration up to 8.2%. At Grupo Éxito, GMV reached R$593 million, with penetration of 10.5%;
▪	Same-store sales ex-gas stations and drugstores: +4.2% vs. 2Q19 and +0.2% (ex-Covid) vs. 2Q20 at GPA Brazil and +7.2% vs. 2Q19 and +5.0% (ex-Covid) vs. 2Q20 at Grupo Éxito. The highlights were:

o  Consistent growth in online sales in all the countries where we operate

o  Evolution of rollout and maturation of the new supermarket concepts

o  Continuation of the hypermarket repositioning strategy

o  Consistency in operations of proximity formats in Brazil

▪	Adjusted EBITDA margin stood at 7.6%, up 100 bps over 2Q19 and practically in line with 2Q20, despite restrictions, reaching 8.3% (+60 bps vs. 2Q20) at GPA Brazil. In 1H21, consolidated Adjusted EBITDA rose 20.6% over 1H19 and 10.4% over 1H20. EBITDA margin increased 70 bps to 7.5% between 1H20 and 1H21: improvement at both GPA Brazil (+70 bps) and Grupo Éxito (+90 bps);
▪

ESG: highlight in Brazil for the initiatives related to the promotion of diversity and inclusion; solidarity campaigns benefiting almost 300,000 Brazilian families; and fight against climate change, with 83% of GPA Brazil’s energy consumption coming from the free energy market. At Grupo Éxito, the efforts have focused on investments in child nutrition through the Éxito Foundation, on purchasing products from local farmers and entrepreneurs, and on the commitment to the planet by promoting recycling and the culture of using reusable bags.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

23

GPA managed to maintain high profitability and positive net income, despite the challenging scenario and the strong comparison base

R$ million, except when indicated	GPA Consolidated(1)
	2Q21	2Q20	2Q19(5)	Δ 21 vs 20	Δ 21 vs 19	1H21	1H20	1H19(5)	Δ 21 vs 20	Δ 21 vs 19
Gross Revenue	12,985	13,884	12,058	-6.5%	7.7%	26,708	26,980	23,994	-1.0%	11.3%
Net Revenue	11,879	12,544	10,968	-5.3%	8.3%	24,331	24,419	21,791	-0.4%	11.7%
Gross Profit	3,011	3,168	2,788	-4.9%	8.0%	6,257	6,110	5,793	2.4%	8.0%
Gross Margin	25.4%	25.3%	25.4%	10 bps	0 bps	25.7%	25.0%	26.6%	70 bps	-90 bps
Selling, General and Adm. Expenses	(2,176)	(2,286)	(2,091)	-4.8%	4.1%	(4,531)	(4,528)	(4,328)	0.1%	4.7%
Other Operating Revenue (Expenses)	(60)	25	(69)	n.d.	-13.1%	(120)	(189)	(147)	-36.6%	-18.5%
Adjusted EBITDA (2)(3)	899	974	729	-7.7%	23.3%	1,834	1,662	1,521	10.4%	20.6%
Adjusted EBITDA Margin (2)(3)	7.6%	7.8%	6.6%	-20 bps	100 bps	7.5%	6.8%	7.0%	70 bps	50 bps
Net Income - Controlling Shareholders (4)	4	86	(124)	-95.9%	n.d.	116	(160)	(147)	n.d.	n.d.
Net margin - Controlling Shareholders (4)	0.0%	0.7%	0.1%	-70 bps	-110 bps	0.5%	-0.7%	-0.7%	120 bps	120 bps

(1) Consolidated figures include the results of GPA Brazil, Grupo Éxito (Colombia, Uruguay and Argentina), other businesses (Stix Fidelidade, Cheftime and James Delivery) and CDiscount (in the equity income line)

(2) Operating income before interest, taxes, depreciation, and amortization

(3) Adjusted for Other Operating Revenue (Expenses)

(4) Continuing Operations.

(5) Grupo Éxito’s 2019 results refer to an unaudited Pro-Forma, with adjustments related to the deconsolidation of GPA itself, which until November 2019 was directly controlled by Grupo Éxito. Therefore, GPA’s Consolidated results reflect these same adjustments.

Message from the CEO

We reached the end of the second quarter with high profitability, cost control and positive net income, despite the impacts of an extremely challenging comparison base and complex restrictive scenarios experienced in the last few months in our Latin American operations. We can see even more clearly favorable changes in consumer behavior towards the omnichannel approach. The evolution of our digital ecosystem, with strong e-commerce growth, even higher sales penetration and expansion of delivery models, combined with the entire transformation of our portfolio of stores, new partnerships and focus on operational efficiency and innovation – all this has a single purpose: To serve our clients according to their needs and in the way they want, in any channel, format and timeframe. I must also mention our progress in initiatives relating to the group’s sustainability strategy, comprising the promotion of diversity and inclusion, the social impact of our solidarity campaigns and the fight against climate change, in an ongoing effort to take sustainability as part of the business agenda and reinforcing our role as an agent of change.

Jorge Faiçal

GPA’s CEO

24

GPA Brazil

Digital Strategy

With a strategy based on an open and collaborative platform, e-business continues to record sales growth and market share gains

Constant growth in GPA Brazil’s digital ecosystem was supported by strategic planning and efficient execution. In the first six months of 2021, we expanded both the 1P and the 3P supply of products; improved logistics by extending the coverage radius and reducing delivery time through actions in distribution centers and new partnerships; came increasingly closer to our customers with intensive use of data and algorithms, especially in loyalty programs; made progress in innovation initiatives; and launched the data monetization platform.

1P & 3P E-commerce

Food e-commerce (1P+3P) recorded a substantial increase of 32% over 2Q20, despite the strong comparison base in the previous year, and 38% over 1Q21. These sales accounted for 8.2% of GPA Brazil’s total food sales, with peaks of 20% at Pão de Açúcar. The GMV of GPA Brazil’s online operations continues to grow, reaching R$428 million in the quarter and surpassing the GMV recorded in 4Q20 (which was affected by seasonality due to Christmas and Black Friday). In the last twelve months, GMV totaled R$1.4 billion.

We also continued to record consecutive market share gains in 2021, reaching a 76% share of self-service (1P – Ebit Nielsen) in 2Q21. As a result, e-business growth continues to contribute positively to the Company’s profitability, which remained at very satisfactory levels.

At the end of 2Q21, clubeextra.com achieved the highest Net Promoter Score (NPS) in our history. With the consolidation of wholesale prices at Extra’s grocery section, we offer the same value proposition on digital media: now both Clube Extra’s website and app replicate the wholesale price dynamics implemented by physical stores. Meanwhile, in May, pãodeaçúcar.com was elected, for the third consecutive year, the best online supermarket by Datafolha.

Marketplace

At GPA’s Marketplace (3P), we continued to follow our strategy of seeking new partners and tripled the number of sellers compared to 1Q21, with twice as many offers available on the platform. The goal is to expand our assortment, focusing on verticals that complement our food core business (wine, spirits, craft beer, baby care, beauty, pet care, household items and kitchen utensils). Our onboarding process continues at full speed in order to further maximize the number of SKUs available. We maintained our service level indicators at satisfactory levels, and we are expanding tests for the fulfillment service for the platform’s sellers. We also started Marketplace Out operations through a partnership with Mercado Livre.

Delivery Models

In 2Q21, the Express and Click & Collect (same day) and last mile (next hour) categories accounted for 74% of total online sales, mainly as a result of our efforts to improve the logistics chain, with greater network coverage and expansion of delivery models.

Last Mile (next hour): In 2Q21, we made significant progress in the quick delivery model, which already accounts for 33% of total online sales. This solid performance was driven by new partnerships entered into in 1Q21. We expanded our network with the inclusion of iFood and B2W/Americanas in 2Q21, in addition to Rappi and Cornershop, which started operating with us in the previous quarter. With our partners, we are already operating nationwide, with great capillarity throughout Brazil, attracting new customers and demonstrating the Company's capacity for execution, since all the partnerships were implemented in the three-month period between March and May. We also expanded our scope with the entry of Drogaria Extra and Drogaria Pão de Açúcar in the pharma segment.

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The strong performance of last-mile carriers corroborates the Company’s decision to operate with a more open and collaborative platform, offering customers more alternatives. James Delivery, our integrated last-mile activity, is now available in 325 stores in 32 cities, up from 314 stores in 2Q20, with an increase of 14% in GMV and double-digit growth in the average ticket.

Express and Click & Collect (same day): At the end of the quarter, 284 GPA Brazil stores had Express and Click & Collect services: our ship-from-store model currently represents approximately 41% of total online sales. We are investing in and encouraging this model, since around 40%-50% of Click & Collect customers make additional purchases when they pick up their orders from the stores, increasing the average ticket by 22%. As a result, as of July/21, all the stores will have the Click & Collect service, with one-hour pickup, and we are quickly expanding the Express operation to include Sundays.

Traditional Delivery (next day): The Company continues to benefit from investments made in the expansion of distribution centers in 2020. Traditional delivery services accounted for 27% of total online sales at the end of 2Q21.

In the coming quarters of 2021, we will remain focused on accelerating 1P growth, with the ongoing improvement of the paodeacucar.com and clubeextra.com.br platforms, maintaining consistency in the key categories of the supply basket, including the penetration of perishables and expanding non-food categories. We continue to work to reduce delivery times by improving our proprietary models and consolidating our partnerships on the main delivery platforms.

Loyalty Program and Digital Ecosystem

The Loyalty programs (Cliente Mais and Clube Extra) create a virtuous cycle for customers and the Company. In 2Q21, we observed that the most loyal customers spend, on average, 6x more than other customers, as a result of our initiatives: the proprietary algorithms are constantly evolving, enabling increasing offer customization, generating a conversion rate 10x higher than the massive offer allocation. Another important input is our customers’ feedback, which was used to change the access to “Meus Prêmios”, simplifying program features on the app and increasingly customizing the experience. Thanks to these initiatives, the number of customers who benefit from the “Meus Prêmios” program and are engaged with stix rose 150%, with an increase of over 50% in total earned points and an upturn of more than 30% in redemptions of catalog rewards.

We also began to reap the fruits of the coalition effect in customer synergy among the partners. This quarter, the number of Raia Drogasil customers who made purchases increased more than sevenfold, meeting the goals and earning points at GPA.

Innovation

GPA continues to strengthen its partnership with innovation ecosystems, with more than 100 active startups in GPA Labs’ portfolio. More than 40 multidisciplinary squads are working to deliver various improvements over the coming months, with more than 450 professionals dedicated to the continuous development of our digital platform. It is now possible to make purchases using PIX in all our stores and on all our websites. We also continued to invest in self-checkout technology: we already have over 460 kiosks in operation with excellent customer acceptance and penetration.

Media monetization

On June 4, we announced a partnership with technology company RelevanC to boost our digital assets, providing a qualified audience and advertising space on our digital platforms, with already active campaigns. We offer over 1,700 customer base segmentation options in order to run campaigns, sponsored search ads and advertising spaces on websites and apps, in addition to directed communication services via SMS and email.

26

GPA Brazil

Sales Performance

Strong growth in the online channel and supermarket and proximity formats

GROSS REVENUE	2Q21/2Q20
(R$ million)	Selling	% Total Stores	Same Store Sales (3)	Covid Impact	Same store sales (3) ex-Covid Impact
GPA Brazil(1)	7,062	-12.1%	-10.5%	-8.7%	-1.8%
Extra Hiper	2,809	-24.1%	-21.8%	-16.9%	-4.9%
Pão de Açúcar	1,884	-13.9%	-12.0%	-10.7%	-1.2%
Mercado Extra / Compre Bem	1,255	-2.7%	-0.4%	-2.0%	1.6%
Proximity	537	27.7%	26.9%	-8.4%	35.3%
Gas Stations and Drugstores	492	25.1%	33.6%	67.7%	-34.1%
Other businesses (2)	85	87.3%	n.d.	n.d.	n.d.
GPA Brazil ex gas stations & drugstores(1)	6,570	-14.1%	-12.6%	-12.8%	0.2%

(1) GPA Brazil’s figures do not include the results of Stix Fidelidade, Cheftime and James Delivery.

(2) Revenue from lease of commercial centers.

(3) In order to reflect the calendar effect, we added 70 bps at GPA Brazil and 70 bps at GPA Brazil excluding gas stations and drugstores in 2Q21.

GPA Brazil’s total sales reached R$7.1 billion in 2Q21, led by:
•	the online channel, which grew 32% year on year, directly related to omnichannel growth and expansion of partnerships with last-mile carriers; and
•	Proximity formats, in particular Minuto Pão de Açúcar and the success of the Aliados program, with continued expansion in the number of partners.

In 2Q21, sales were negatively impacted by challenges mainly related to the macroeconomic context and the pandemic, such as:
•	a strong comparison base in 2Q20, as consumers stocked up on supplies in the first months of the pandemic and commercial establishments were closed, driving our performance;
•	stricter restrictive measures to fight the acceleration of the Covid-19 spread in 2Q21, including decrees that ordered the closure of our stores on weekends and reduced working hours, as well as restrictions on non-essential categories, such as alcoholic beverages and electronics;
•	migration of sales of non-food products to the online channel (segment in which we currently do not operate);
•	the closure of 32 stores in 2020, as part of the portfolio optimization process, with a negative impact of 160 bps in the quarter.

It is worth noting the comparison of same-store sales with 2019: sales increased 6.0% in 1H21 vs. 1H19, including 9.6% growth in the food category.

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Extra Hiper

The banner continues to roll out the new concept, reaching 58 fully repositioned stores. All the stores have already implemented the new price positioning. June was the third month since the implementation of this new pricing model, and we believe this period is crucial for customers to understand and adapt to the format's new value proposition. In light of this, Extra Hiper stores recorded sales growth in the food category in June/21 compared to June/20 and June/19. It is also worth noting the acceleration of Extra Hiper’s online food sales, which accounted for 4.7% of its food sales in 2Q21, against 3.0% in 2Q20.

The effects of Covid-19, including restrictions on store operations, the consumer stockpiling of food in 2Q20, closure of commercial establishments (such as bars and restaurants) and a strong comparison base for non-food sales, were the main impacts leading to the unfavorable year-on-year comparison of Extra Hiper’s performance, especially in the non-food segment. In addition, in 2Q21, Extra Hiper was also negatively impacted by increased restrictions on store working hours and the sale of non-essential categories, including electronics.

Pão de Açúcar

Of the 181 Pão de Açúcar stores, distributed in 13 Brazilian states, 46 have already been renovated under the G7 concept in order to improve the consumer shopping experience. We rolled out the main successful G7 concepts in another 25 stores in 2Q21. The stores operating under the G7 concept and journey, as well as the stores where some of the concepts were introduced, continued to perform better than the others, strengthening the group's confidence in the expansion of this format.

The stricter restrictive measures to fight the pandemic, such as decrees ordering the closure of stores, especially in the countryside of São Paulo state, in addition to the strong comparison base in 2Q20, impacted Pão de Açúcar’s performance in 2Q21. However, Pão de Açúcar’s online sales reached penetration peaks of 20% in the quarter, driven by recent partnerships with last-mile carriers.

To contribute to the resumption of growth, we implemented a series of initiatives, including:

(i)	rollout of the new successful G7 concepts: 25 stores in 2Q21 and another 25 stores planned for 2H21;
(ii)	focus on projects related to operational excellence;
(iii)	improved customer flow, with a better shopping experience and expansion of self-checkout projects, totaling 56 stores at the end of 2Q21, with plans to reach 123 stores by the end of October;
(iv)	increase in 1P and 3P supply of products, which should contribute to accelerating Pão de Açúcar’s online sales; and
(v)	resumption of the store expansion plan scheduled for 2H21, with 50 new stores expected for the next 3 years.

Mercado Extra and Compre Bem

The Mercado Extra and Compre Bem chains performed well in the quarter as a result of the successful value proposition of the formats with their target audience. Same-store sales increased 1.6% year on year, excluding the Covid-19 impact, mainly driven by service and assortment in the perishables category.

Mercado Extra continued to accelerate the integration of its units into the food e-commerce operation, with 58 stores operating in the Express model at the end of 2Q21. In addition, last-mile sales also accelerated significantly, growing 20x year on year.

At Compre Bem, it is worth highlighting the consolidation of the model in all the cities where the banner operates, as part of an ongoing operational efficiency process.

28

Proximity

GPA’s Proximity formats continued the strong growth trend observed in recent quarters, with same-store sales up 35.3% over 2Q20, excluding the Covid-19 impact, thus reaching the mark of 12 consecutive quarters of double-digit growth.

Minuto Pão de Açúcar and Mini Extra

GPA intends to resume growth in the Minuto Pão de Açúcar format, inaugurating 100 new units over the next 3 years, approximately 20 of which in 2021. The banner maintains an efficient operation in perishables, enabling a complete replenishment basket.

Aliados Mini Mercado Program

The Program is GPA’s B2B business model to supply neighborhood stores, such as grocery stores and other commerce channels that wish to boost their operations through a partnership with GPA. Focused on São Paulo and served by the Distribution Center of the Proximity formats, optimizing costs and logistics routes, the model recorded substantial year-on-year growth of 2.1x, reaching around 1,370 partners in 2Q21 (+42% over 2Q20). Given the success of the Program, the Company plans to expand it to other cities in São Paulo state starting next quarter, also expanding the portfolio of categories offered.

Private Label Brands

With ever-growing demand in Brazil and daily acquisition of new consumers, the private label brands represent one of the main strategic aspects for building customer loyalty in our stores. We have a food assortment of around 5,600 SKUs, and the share of private label brands reached 21.5% in the quarter, led by Qualitá. According to Nielsen, Qualitá is the 11st best-selling self-service brand in Brazil* and the brand with the largest share of GPA consumers' carts, with 136 categories, followed by Taeq, with 37 categories.

*Total Brazil AS and GPA - YTD until period 05 - Total baskets (196 product categories) - Scantrack - NielsenIQ

29

GRUPO ÉXITO

Digital Strategy

Grupo Éxito’s digital strategy continued to present positive results, reaching R$593 million and a share of 10.5% of sales. We describe below the main details of the omnichannel and digital transformation strategies adopted by Grupo Éxito. The variations below consider local currency unless otherwise indicated.

1P & 3P E-commerce - Colombia

Omnichannel sales in Colombia accounted for 12.6% of sales in the quarter (vs. 14.7% in 2Q20 and 4.7% in 2Q19). In 1H21, the éxito.com and carulla.com websites reported almost 71 million visits, generating 4.2 million tickets, up 6.3% YoY. The last-mile and home-delivery services reached 3.9 million orders, up 9.2% over 2Q20, driven by the group’s own capacity and the exclusive partnership with Rappi. Meanwhile, Click & Collect sales, available in 395 stores and 12 VIVA malls, grew 2.3x, accounting for 29% of omnichannel GMV. At Surtimayorista, the channel accounted for 8.9% of the banner’s total sales in 1H21.

The Éxito and Carulla apps complement other initiatives integrated into the Company’s business ecosystem, such as the Puntos Colombia loyalty program, Tuya Pay and the sale of insurance policies. Both apps exceeded 1.3 million downloads in 2Q21.

Grupo Éxito continues to implement solutions using contactless technology, customer service, data analytics, logistics, supply chain, and HR management in line with the strategy designed for 2021-2023. In addition, the Company continued to promote the loyalty coalition: Puntos Colombia, a loyalty program used by one-third of Colombians, with over 110 partners, enabled around 3.1 million customers to redeem more than 12.4 billion points in 1H21, of which Éxito accounted for 75%.

Marketplace

The Company focused its efforts on continuing to consolidate its marketplace integrated into Grupo Éxito’s ecosystem (apps, real estate business tenants, travel, insurance, mobile, etc.). The marketplace accounted for 12.5% of total omnichannel GMV at 1H21, mainly represented by non-food categories, such as electronics, household items and apparel. In 1H21, the business unit saw a 27% increase in the number of products sold from over 1,000 sellers.

Sales Performance

Higher contributions from complementary businesses and gradual improvement in real estate businesses in all the countries

GROSS REVENUE		2Q21/2Q20
(R$ million)	Selling	% Stores total	% Stores total Constant currency	Same stores (2)	Covid Impact	Sames stores (2) ex Covid Impact
Grupo Éxito	5,905	1.3%	1.7%	2.0%	-3.5%	5.5%
Colombia	4,412	-0.3%	-1.7%	-1.1%	-3.8%	2.7%
Éxito	2,894	-1.1%	-2.2%	-1.2%	-4.3%	3.1%
Carulla	651	-6.6%	-8.8%	-9.4%	-2.6%	-6.8%
Low Cost Segment and Others(1)	867	7.9%	6.2%	9.2%	-2.6%	11.8%
Uruguay	1,069	-0.9%	3.3%	2.2%	-1.5%	3.7%
Argentina	425	31.5%	49.1%	48.7%	-6.6%	55.2%
Grupo Éxito ex gas stations	5,847	0.8%	1.2%	1.5%	-3.5%	5.0%

(1) Includes Surtimax, Super Inter, Surtimayorista, Real Estate Businesses, Aliados and other businesses.

(2) Same-store sales performance (i) considers growth at constant exchange rates; and (ii) in order to reflect the calendar effect in 2Q21, we added -100 bps at Grupo Éxito
(-110 bps in Colombia, -110 bps in Uruguay and +10 bps in Argentina).

30

Grupo Éxito’s gross revenue totaled R$5.9 billion in the quarter, up 1.3% YoY. The increased share of omnichannel sales and innovative formats in the sales mix was still offset by the closure of stores, in an environment marked by the pandemic with a heavy impact in April and protests in Colombia in May and June. The highlights were higher contributions from complementary businesses (such as Tuya credit card royalties) and an improvement in real estate businesses.

This result already includes the opening/conversion and renovation of 25 stores of the Group, of which 23 in Colombia and 2 in Uruguay in the last twelve months.

At constant exchange rates, Grupo Éxito's total sales increased 1.7%, mainly due to the strong comparison base in 2Q20, when sales were driven by consumer stockpiling in the three countries where Grupo Éxito operates as of the second half of March, in addition to restrictions imposed by local governments to combat Covid-19, including the temporary closure of stores in the quarter.

In the 'same stores’ concept, excluding the impact of the pandemic, same-store sales grew 5.0% in the quarter. It is worth noting that same-store sales in constant currency grew 7.2% between 2Q19 and 2Q21 and 8.1% between 1H19 and 1H21.

Colombia

In 2Q21, Grupo Éxito’s performance was mostly impacted by restriction measures and lockdown to combat Covid-19, as well as disturbances caused by protests in Colombia against the tax reform bill.

Éxito

Éxito was the segment that was most impacted by the restrictions, strikes and protests – which affected stock replenishment – as well as the ban on sales of alcoholic beverages. This performance was offset by an increase in sales of non-food products (+540 bps over 2Q20) and the contribution of Éxito Wow, an innovative model that allows digitally connected hypermarkets to integrate digital channels and bricks-and-mortar services.

In 2Q21, 1 store was converted into Wow model, totaling 12 stores, whose sales grew at a pace 520 bps faster than other Éxito stores and already accounted for 23.7% of the banner’s total sales. Other seven new stores should be converted in 2021.

Carulla

This is the segment with the largest share of omnichannel in total sales (17%). Carulla FreshMarket is an innovative model designed to strengthen the fresh products category, focusing on quality, in addition to renovation of the store layout. In 2Q21, one new Carulla store was opened. The 2Q21 performance was impacted by more stringent restrictions in the main stores, in Bogotá and Medellin, which were offset by (i) the strong contribution of omnichannel sales and (i) the 15 Carulla FreshMarket stores, whose sales grew at a pace 480 bps faster than the other stores’ and accounted for 34.7% of the banner’s total sales in 2Q21. Six new stores should be converted in 2021.

Low Cost and other businesses

The positive performance was due to (i) a gradual recovery in the Super Inter banner fueled by the “Vecino” innovative concept, which was implemented in seven stores in the quarter. “Vecino” totaled 14 stores, which already accounted for 22% of the banner’s total sales and outperformed non-converted stores by 2,300 bps, (ii) the recovery of the Surtimayorista banner, (iii) optimization of the Surtimax store base with the new pilot of renovated stores under the “Barrio” and “Max” models, with expanded offering of products and sessions, discounts, omnichannel strategy with last-mile delivery services, use of the Mi Surtii app and digital sales events.

31

Uruguay

Sales performance in the country was strongly affected by the comparison base in 2Q20, due to consumer stockpiling connected with Covid-19. Assertive execution of commercial strategies, increased online share of sales and the strong performance of the Fresh Market banner – whose sales rose 10.9% year on year, 13,100 bps more than other stores – offset the volume decline.

Omnichannel sales grew 1.1x over 2Q20, accounting for 21% of total sales. In home delivery, sales went up 1.3x in 2Q21, and deliveries totaled 69,500 (vs. 55,000 in 2Q20). The Click & Collect service is available in 42 stores and totaled around 12,400 orders (vs. almost 9,000 in 2Q20).

In 2Q21, the Company selected seven startups for mentoring. The selected startups are working on initiatives focused on sustainability, last mile, logistics and innovation.

Argentina

Libertad sales were negatively influenced by (i) a strong comparison base in 2Q20 and mobility restrictions, (ii) restrictions on working hours and (iii) prohibition of sale of non-essential products in certain stores. The Libertad banner reduced its promotional activities to protect cash in a challenging competitive market, which combined with logistics efficiency benefited margins in the period. Fresh food sales of the 4 FreshMarket stores increased 59%, accounting for 30.1% of total fresh food sales at Libertad.

The operation continued to strengthen its digital initiatives, and omnichannel sales accounted for 2.7% of total sales and over 1,250,000 visits to the website. The Click & Collect/Click & Car service has been implemented in 15 stores, totaling 20,000 orders in the quarter. The partnerships entered into with Rappi and Pedidos Ya enabled a year-on-year increase of 2.9x. Sales increased 2.9x over the same period in 2020, and 619,000 units were sold through more than 66,000 orders (+4.1x vs. 2Q20).

32

ESG AT GPA Agenda for society and the environment

We continue to make progress in promoting diversity and inclusion, with the percentage of women in leadership positions increasing to 37.1%, up 90 bps over 2Q20. Our goal is to reach 38% by 2022. In 2Q21, 50% of employees self-declared Black, a 200 bps increase over the same period last year, reaching our goal for 2021. In addition, Black people held 37.4%of leadership positions (management and above) at the end of the quarter, up 120 bps over 2Q20.

In June, we received the WEPs Award – Companies Empowering Women, in the silver category among large companies. We won bronze awards in 2016 and 2019, but this year we did even better, thanks to our progress in gender equity initiatives.

Regarding social impact and promotion of opportunities, in 2Q21, GPA Brazil donated R$1 million in food baskets to NGO Amigos do Bem, a social institution that partners with the GPA Institute, benefiting around 20,000 families. Additionally, thanks to the collective corporate mobilization of employees and customers, we donated more than 2,400 metric tons of food, benefiting another 270,000 families. In addition, the donations of fruit and vegetables (fit for consumption, but loose, or falling short of the commercial aesthetic standards) reached 1,420 metric tons in 2Q21, up 13.8% year on year.

As for our commitment to ethics and transparency, in 2Q21, we were recognized as one of the companies with the best corporate responsibility and governance in Brazil in 2020, in accordance with the Merco (Monitor Empresarial de Reputação Corporativa) rankings, achieving the 15th place among 100 companies, moving up 16 positions in relation to the previous year, and the 2nd place among retail companies in Brazil. This year, the posture of companies during the pandemic was also evaluated, and we came 6th among the 30 most responsible companies in this period.

In line with the group’s Strategic Planning and social and environmental guidelines, we present below GPA Brazil’s commitments for the coming years.

VALUE CHAIN COMMITMENTS | GPA BRAZIL	Target Year	2Q21 Current
100% of private label palm oil with traceable origin (BRA) and international origin certification	2021
100% of private label factories audited using ICS methodology (working conditions)	2022
100% of private label eggs from cage-free hens	2025
100% of national brand eggs from cage-free hens	2028	29.8%
100% of pork categories consider animal welfare in their production	2028

As for initiatives to fight climate change, we have the following commitments:

COMMITMENTS TO FIGHT CLIMATE CHANGE	Target Year	2Q21 Current
100% of stores in the Partnership against Waste Program (food donation)	2023	85%
94% of consumption in the free energy market	2024	83%
30% reduction (Scope 1 & 2) in GHG emissions (GPA BRAZIL 2015 base)	2025
20% reduction in GHG emissions related to landfill waste (base GPA BR 2015)	2025

It is also worth mentioning that we published our annual sustainability report (https://www.gpabr.com/wp-content/uploads/2021/07/GPA_RS2020.pdf), which features our social and environmental indicators audited by third parties (in this edition, KPMG).

Regarding our socio-environmental performance in Colombia, we highlight:

•	Zero malnutrition: 37.7 thousand children served in the program to combat child malnutrition in 1S21;
•	Local suppliers: reaching 92% of suppliers of fruits, vegetables and legumes from national producers;
•	Post Consumption and Recycling: more than 9 thousand tons of recycled materials YTD;
•	My planet: commitment to a 35% reduction in emissions (Scope 1 & 2) until 2023.

33

Financial Performance

GPA BRAZIL

R$ million, except when indicated	GPA Brazil(1)
	2Q21	2Q20	2Q19	Δ 21 vs 20	Δ 21 vs 19	1H21	1H20	1H19	Δ 21 vs 20	Δ 21 vs 19
Gross Revenue	7,062	8,038	7,074	-12,1%	-0.2%	14,197	15,380	13,995	-7,7%	1.4%
Net Revenue	6,589	7,294	6,549	-9,7%	0.6%	13,163	14,064	12,931	-6,4%	1.8%
Gross Profit	1,686	1,876	1,731	-10,1%	-2.6%	3,382	3,575	3,559	-5,4%	-5.0%
Gross Margin	25.6%	25.7%	26.4%	-10 bps	-80 bps	25.7%	25.4%	27.5%	30 bps	-180 bps
SG&A Expenses	(1,185)	(1,368)	(1,342)	-13.4%	-11.7%	(2,389)	(2,643)	(2,694)	-9,6%	-11.3%
% of Net Revenue	18.0%	18.8%	20.5%	-80 bps	-250 bps	18.1%	18.8%	20.8%	-70 bps	-270 bps
Equity Income	14	23	17	-40.2%	-19.0%	29	51	38	-43.4%	-24.2%
Adjusted EBITDA (2)	548	563	434	-2.7%	26.4%	1,086	1,048	959	3.6%	13.3%
Adjusted EBITDA Margin (2)	8.3%	7.7%	6.6%	60 bps	170 bps	8.2%	7.5%	7.4%	70 bps	80 bps

(1) GPA Brazil’s figures do not include the results of other businesses (Stix Fidelidade, Cheftime and James Delivery).

(2) Income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses).

GPA Brazil’s Gross Profit totaled R$1.7 billion, and gross margin was 25.6%, virtually in line with 2Q20, reflecting continued efficiency gains in commercial dynamics and the optimization of logistics costs.

Selling, General and Administrative Expenses totaled R$1.2 billion, dropping by 13.4%, despite higher inflation in the period. There was a strong dilution of 80 bps to 18.0% of net revenue, due to:

•	initiatives implemented in the last twelve months, which led to productivity gains at stores and distribution centers;
•	strong reduction in store operation expenses; and
•	lower administrative expenses.

Equity Income totaled R$14 million, reflecting the Company’s 18% interest held in FIC (vs. 36% in 2Q20).

GPA Brazil’s Adjusted EBITDA reached R$548 million, with a margin of 8.3%, up 60 bps year on year, maintaining the trend of improved profitability, despite the challenges imposed by restrictive measures related to Covid-19. Compared to 2Q19, adjusted EBITDA rose 26.4%, while Adjusted EBITDA margin increased 170 bps.

In 1H21, Adjusted EBITDA reached R$1.1 billion, up 3.6% over 1H20 and 13.3% over 1H19. Adjusted EBITDA margin increased 70 bps to 8.2% in 1H21.

34

ÉXITO

R$ million, except when indicated	Grupo Éxito
	2Q21	2Q20	2Q19(2)	Δ 21 vs 20	Δ 21 vs 19	1H21	1H20	1H19(2)	Δ 21 vs 20	Δ 21 vs 19
Gross Revenue	5,905	5,829	4,983	1,3%	18,5%	12,477	11,571	9,998	7,8%	24,8%
Net Revenue	5,275	5,235	4,418	0,8%	19,4%	11,141	10,331	8,860	7,8%	25,7%
Gross Profit	1,315	1,286	1,058	2,3%	24,3%	2,854	2,528	2,234	12,9%	27,7%
Gross Margin	24.9%	24.6%	23.9%	30 bps	100 bps	25.6%	24.5%	25.2%	110 bps	40 bps
SG&A Expenses	(956)	(887)	(743)	7.8%	28.6%	(2,061)	(1,832)	(1,626)	12.5%	26,8%
% of Net Revenue	18,1%	16,9%	16,8%	120 bps	130 bps	18,5%	17,7%	18,3%	80 bps	20 bps
Equity Income	(14)	(11)	(6)	28,6%	129,0%	6	(41)	(9)	n.d.	n.d.
Adjusted EBITDA (1)	374	418	328	-10.5%	13.8%	858	707	635	21.3%	35.0%
Adjusted EBITDA Margin (1)	7.1%	8.0%	7.4%	-90 bps	-30 bps	7.7%	6.8%	7.2%	90 bps	50 bps

(1) Income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses).

(2) Grupo Éxito’s 2019 results refer to an unaudited Pro-Forma, with adjustments related to the deconsolidation of GPA itself, which until November 2019 was directly controlled by Grupo Éxito.

Grupo Éxito’s Gross Profit totaled R$1.3 billion in 2Q21 (+2.3% vs. 2Q20), and gross margin was 24.9%, fueled by online sales and the recovery of complementary businesses (Tuya and real estate businesses), which offset the volume decline, especially in April and particularly in Colombia.

Selling, General and Administrative Expenses totaled R$956 million in 2in 1Q21 (+7.8%) and R$2.1 billion in 1H21 (+12.5%), mainly due to the weaker comparison base in the period, due to benefits granted to Colombian companies in order to help them face the pandemic. It is worth noting that, in 1H21, expenses increased 12.5% in reais, due to the exchange rate variation, and 1.6% in local currency, lagging inflation in all the countries, thanks to the operational excellence plan and control of expenses, especially personnel and marketing expenses, with an increased share of digital campaigns.

Equity Income totaled a loss of R$14 million in 2Q21, reflecting the results of the Company’s 50% interest in Puntos Colombia and the finance company Tuya (both of them joint ventures with Bancolombia).

As a result of these impacts, Adjusted EBITDA totaled R$374 million, with a margin of 7.1%, lower than in 2Q20. In 1H21, Adjusted EBITDA rose 21.3% year on year, with a 90 bps margin increase to 7.7%. Adjusted EBITDA margin stood at 7.1%, benefiting from a strategy based on innovation, business diversification and asset monetization. In 1H21, Adjusted EBITDA margin was 7.7%, fueled by resilient retail, an increased contribution of complementary businesses and operational efficiency.

35

OTHER OPERATING INCOME (EXPENSES)

Other Income and Expenses totaled an expense of R$60 million and are related to restructuring expenses and legal contingencies.

FINANCIAL RESULTS

FINANCIAL RESULT	Consolidated
(R$ million)	2Q21	2Q20	Δ	1H21	1H20	Δ
Financial Revenue	142	50	180.3%	181	112	62.5%
Financial Expenses	(198)	(196)	1.0%	(345)	(362)	-4.5%
Cost of Debt	(108)	(98)	10.5%	(170)	(190)	-10.5%
Cost of Receivables Discount	(22)	(21)	2.4%	(32)	(36)	-9.4%
Other financial expenses	(69)	(76)	-9.8%	(143)	(132)	8.3%
Net exchange variation	1	(0)	-601.2%	0	(4)	-104.1%
Net Financial Revenue (Expenses)	(56)	(145)	-61.4%	(164)	(250)	-34.4%
% of Net Revenue	-0.5%	-1.2%	-60 bps	-0.7%	-1.0%	-30 bps
Interest on lease liabilities	(180)	(196)	-8.4%	(363)	(361)	0.6%
Net Financial Revenue (Expenses) - Post IFRS 16	(236)	(342)	-30.9%	(527)	(611)	-13.7%
% of Net Revenue - Post IFRS 16	-2.0%	-2.7%	-30 bps	-2.2%	-2.5%	-10 bps

GPA’s consolidated net financial result was an expense of R$56 million in 2Q21, equivalent to 0.5% of net revenue (vs. 1.2% in 2Q20). Including interest on lease liabilities, this expense amounted to R$236 million, or 2.0% of net revenue.

The main changes in the financial result were as follows:

●	Financial revenue: totaled R$142 million in 2Q21 (vs. R$50 million in 2Q20), comprised of:
○	Higher returns due to an increase in average cash investments and higher investment yields, in addition to the effects of the monetary correction of some receivables, as described in the 2Q21 Interim Financial Information.

●	Financial expenses (including cost of receivables discount): reached R$198 million in 2Q21 (vs. R$196 million in 2Q20), composed of:
○	An increase in the cost of debt, mainly due to higher average gross debt in the period; and
○	Cost of discount of receivables in line with 2Q20.

•	Interest on lease liabilities: dropped 8.4% year on year, totaling R$180 million.

36

NET DEBT

INDEBTEDNESS	Consolidated
(R$ million)	2Q21	2Q20²
Short Term Debt	(2,613)	(3,892)
Loans and Financing	(646)	(2,878)
Debentures	(1,967)	(1,014)
Long Term Debt	(6,965)	13,300
Loans and Financing	(3,968)	(2,739)
Debentures	(2,997)	(10,561)
Total Gross Debt	(9,578)	(17,192)
Cash and Financial investments	4,925	7,736
Net Debt	(4,653)	(9,456)
Adjusted EBITDA(1)	2,745	4,151
On balance Credit Card Receivables not discounted	69	202
Net Debt incl. Credit Card Receivables not discounted	(4,584)	(9,254)
Net Debt incl. Credit Card Receivables not discounted / Adjusted EBITDA(1)	-1.7x	-2.2x

(1) LTM Adjusted EBITDA (pre-IFRS 16)

(2) Debt and EBITDA figures for June 30, 2020, include Assaí’s results.

Consolidated GPA’s net debt including not discounted receivables reached R$4.6 billion at the end of 2Q20, down R$4.7 billion. Thus, the Company maintained its leverage at a low level, with a -1.7x net debt/Adjusted EBITDA ratio, and a strong R$4.9 billion cash position, corresponding to 1.9x the short-term debt.

INVESTMENTS

(R$ million)	Consolidated
	2Q21	2Q20	Δ	1H21	1H20	Δ
New stores and land acquisition	14	11	22.6%	27	38	-30.8%
Store renovations, conversions and maintenance	78	75	4.1%	170	182	-6.3%
IT, Digital and Logistics	98	92	5.8%	183	252	-27.2%
Total Investments GPA Brazil	189	178	6.1%	380	471	-19.4%
Total Investments Grupo Éxito	72	71	0.8%	212	153	38.7%
Total Investments Consolidated	261	249	4.6%	592	625	-5.2%

Capex totaled R$261 million in 2Q21, of which R$189 million in Brazil and R$72 million in Grupo Éxito. Year-to-date capex amounted to R$592 million. In Brazil, investments are concentrated in store renovations/conversions; innovation and acceleration of digital transformation projects, including systems, marketplace and last-mile carriers; logistics and IT infrastructure; and other efficiency improvement projects. At Grupo Éxito, around 72% of capex was allocated to innovation, omnichannel and digital transformation initiatives during the period, and the remainder to maintenance and support of operational structures, IT systems updates and logistics.

37

BREADOWN OF STORE CHANGES BY BANNER

In 2Q21, two Extra Supermercado stores were converted into Mercado Extra and three stores were closed, namely one Pão de Açúcar, one Mini Extra and one Drugstore. Grupo Éxito opened 2 stores in Colombia, converted 1 store, and closed 1 store in Uruguay.

	2Q20	1Q21	2Q21
	Stores	Stores	Openings	Openings by conversion	Closing	Closing to Conversion	Stores	Sales Area ('000 sq. m.)
GPA Brazil	901	874	0	0	-3	0	871	1185
Pão de Açúcar	182	182	0	0	-1	0	181	233
Extra Hiper	107	103	0	0	0	0	103	633
Extra Supermercado	51	2	0	0	0	-2	0	0
Mercado Extra	100	145	0	0	0	2	147	164
Compre Bem	28	28	0	0	0	0	28	33
Mini Extra	152	150	0	0	-1	0	149	37
Minuto Pão de Açúcar	86	87	0	0	0	0	87	20
Negócios especializados	195	177	0	0	-1	0	176	65
Gas Stations	73	74	0	0	0	0	74	58
Drugstores	122	103	0	0	-1	0	102	7

Grupo Éxito	638	614	2	1	-1	0	616	1,028
Colombia	522	498	2	1	0	0	501	833
Uruguay	91	91	0	0	-1	0	90	92
Argentina	25	25	0	0	0	0	25	104
Total Group	1,539	1,488	2	1	-4	0	1,487	2,213

Company’s Businesses:

38

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated(1)		GPA Brazil(1)		Grupo Éxito

	06.30.2021	06.30.2020	06.30.2021	06.30.2020	06.30.2021	06.30.2020
Current Assets	14,287	21,225	8,418	14,473	5,756	6,689
Cash and Marketable Securities	4,925	7,736	3,084	5,521	1,763	2,179
Accounts Receivable	546	805	271	478	270	326
Credit Card	45	186	48	187	-	-
Sales Vouchers and Trade Account Receivables	478	591	161	227	309	363
Allowance for Doubtful Accounts	(40)	(48)	(0)	(9)	(40)	(39)
Resulting from Commercial Agreements	63	76	61	73	1	3
Inventories	6,212	9,144	3,518	6,116	2,691	3,026
Recoverable Taxes	1,738	1,806	1,011	1,051	725	754
Noncurrent Assets for Sale	233	586	204	554	30	32
Prepaid Expenses and Other Accounts Receivables	632	1,148	330	752	277	372
Noncurrent Assets	33,228	41,974	16,254	23,298	16,892	18,626
Long-Term Assets	4,557	4,631	4,320	4,439	254	204
Accounts Receivables	24	16	21	15	3	1
Credit Cards	24	16	21	15	3	1
Recoverable Taxes	2,684	2,717	2,684	2,717	-	-
Deferred Income Tax and Social Contribution	84	341	67	340	-	-
Amounts Receivable from Related Parties	214	119	182	53	66	81
Judicial Deposits	619	732	611	730	8	2
Prepaid Expenses and Others	932	705	755	584	177	119
Investments	1,244	681	799	326	445	355
Investment Properties	3,250	3,615	-	-	3,250	3,615
Property and Equipment	18,450	26,125	9,084	15,559	9,357	10,561
Intangible Assets	5,726	6,920	2,051	2,974	3,586	3,892
TOTAL ASSETS	47,514	63,198	24,672	37,771	22,648	25,315

(1) Considers Assaí in 2020.

39

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

(R$ million)	LIABILITIES
	Consolidado(1)		GPA Brazil(1)		Grupo Éxito

	06.30.2021	06.30.2020	06.30.2021	06.30.2020	06.30.2021	06.30.2020
Current Liabilities	14,545	21,596	7,543	12,894	6,824	8,593
Suppliers	7,710	12,211	3,574	7,778	4,114	4,423
Loans and Financing	646	3,314	78	1,218	569	2,097
Debentures	1,967	1,014	1,967	922	-	92
Lease Liability	952	943	621	653	330	290
Payroll and Related Charges	705	1,175	409	847	283	319
Taxes and Social Contribution Payable	687	897	270	494	415	402
Financing for Purchase of Fixed Assets	120	101	62	71	58	30
Debt with Related Parties	249	200	148	76	72	76
Advertisement	29	39	29	38	-	-
Provision for Restructuring	6	14	1	13	5	1
Unearned Revenue	301	368	89	230	106	99
Others	1,172	1,320	295	554	873	763
Long-Term Liabilities	17,569	25,820	13,668	15,346	3,897	10,473
Loans and Financing	3,979	2,752	2,915	1,429	1,064	1,323
Debentures	2,997	10,561	2,997	4,847	-	5,715
Lease Liability	6,989	9,014	5,227	6,721	1,760	2,293
Financing by purchasing assets	93	-	-	-	93	-
Related Parties	133	-	133	-	-	-
Deferred Income Tax and Social Contribution	904	1,181	68	194	834	985
Tax Installments	215	341	209	339	6	1
Provision for Contingencies	1,372	1,312	1,262	1,187	110	124
Unearned Revenue	16	21	16	21	-	-
Provision for loss on investment in Associates	591	568	591	568	-	-
Others	280	71	250	40	30	32
Shareholders' Equity	15,401	15,782	3,461	9,530	11,927	6,249
Attributed to controlling shareholders	12,678	12,677	3,461	9,530	9,202	3,150
Capital	5,856	6,859	5,856	6,859	-	-
Capital Reserves	288	465	289	466	-	-
Profit Reserves	6,137	3,830	(3,080)	682	10,494	1,544
Other Comprehensive Results	397	1,523	397	1,523	(1,292)	1,606
Minority Interest	2,723	3,104	-	-	2,725	3,099
TOTAL LIABILITIES	47,515	63,198	24,672	37,771	22,648	25,315

(1) Considers Assaí in 2020.

40

INCOME STATEMENT – 2ND QUARTER OF 2021

R$ Million	Consolidated (1)			GPA Brazil			Grupo Éxito
	2Q21	2Q20	Δ	2Q21	2Q20	Δ	2Q21	2Q20	Δ
Gross Revenue	12,985	13,884	-6.5%	7,062	8,038	-12.1%	5,905	5,829	1.3%
Net Revenue	11,879	12,544	-5.3%	6,589	7,294	-9.7%	5,275	5,235	0.8%
Cost of Goods Sold	(8,805)	(9,314)	-5.5%	(4,870)	(5,386)	-9.6%	(3,932)	(3,920)	0.3%
Depreciation (Logistic)	(62)	(62)	0.7%	(34)	(33)	3.6%	(29)	(29)	-2.6%
Gross Profit	3,011	3,168	-4.9%	1,686	1,876	-10.1%	1,315	1,286	2.3%
Selling Expenses	(1,786)	(1,883)	-5.1%	(1,025)	(1,174)	-12.7%	(740)	(688)	7.6%
General and Administrative Expenses	(390)	(404)	-3.5%	(160)	(194)	-17.6%	(216)	(199)	8.6%
Selling, General and Adm. Expenses	(2,176)	(2,286)	-4.8%	(1,185)	(1,368)	-13.4%	(956)	(887)	7.8%
Equity Income(2)	1	30	-95.9%	14	23	-40.2%	(14)	(11)	n.d.
Other Operating Revenue (Expenses)	(60)	25	-343.3%	(39)	103	-138.0%	(20)	(76)	-73.8%
Depreciation and Amortization	(475)	(439)	8.2%	(283)	(262)	8.1%	(189)	(176)	7.4%
Earnings before interest and Taxes - EBIT	301	497	n.d.	192	372	-48.4%	136	136	n.d.
Financial Revenue	179	94	89.8%	157	60	159.2%	22	33	-35.5%
Financial Expenses	(415)	(436)	-4.8%	(328)	(286)	14.5%	(87)	(149)	-42.0%
Net Financial Result	(236)	(342)	-30.8%	(171)	(226)	-24.3%	(65)	(116)	-43.8%
Income (Loss) Before Income Tax	65	156	n.d.	21	146	-85.5%	71	21	n.d.
Income Tax	(35)	(20)	77.8%	(8)	(39)	-78.6%	(28)	20	n.d.
Net Income (Loss) Company - continuing operations	30	136	n.d.	13	107	n.d.	43	41	n.d.
Net Result from discontinued operations	(1)	249	n.d.	(0)	249	-100.1%	(0)	(1)	-53.5%
Net Income (Loss) - Consolidated Company	29	385	n.d.	13	357	n.d.	42	40	n.d.
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	4	86	n.d.	13	107	n.d.	14	(10)	n.d.
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(1)	249	n.d.	(0)	249	-100.1%	(0)	(1)	-53.5%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	3	335	n.d.	13	357	n.d.	14	(11)	n.d.
Minority Interest - Non-controlling - continuing operations	26	50	-47.0%	-	-	n.d.	29	51	-44.2%
Minority Interest - Non-controlling - discontinued operations	(0)	(0)	-53.5%	-	-	n.d.	(0)	(0)	-53.5%
Minority Interest - Non-controlling - Consolidated	26	50	-47.0%	-	-	n.d.	29	51	-44.2%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	839	999	-16.0%	509	667	-23.6%	354	342	3.5%
Adjusted EBITDA (4)	899	974	-7.7%	548	563	-2.7%	374	418	-10.5%

(*) Considers Assaí in 2020.

41

% of Net Revenue	Consolidated (1)		GPA Brazil		Grupo Éxito
	2Q21	2Q20	2Q21	2Q20	2Q21	2Q20
Gross Profit	25.4%	25.3%	25.6%	25.7%	24.9%	24.6%
Selling Expenses	-15.0%	-15.0%	-15.6%	-16.1%	-14.0%	-13.1%
General and Administrative Expenses	-3.3%	-3.2%	-2.4%	-2.7%	-4.1%	-3.8%
Selling, General and Adm. Expenses	-18.3%	-18.2%	-18.0%	-18.8%	18.1%	16.9%
Equity Income(2)	0.0%	0.2%	0.2%	0.3%	-0.3%	-0.2%
Other Operating Revenue (Expenses)	-0.5%	0.2%	-0.6%	1.4%	-0.4%	-1.5%
Depreciation and Amortization	-4.0%	-3.5%	-4.3%	-3.6%	-3.6%	-3.4%
Earnings before interest and Taxes - EBIT	2.5%	4.0%	2.9%	5.1%	2.6%	-2.6%
Net Financial Result	-2.0%	-2.7%	-2.6%	-3.1%	-1.2%	-2.2%
Income (Loss) Before Income Tax	0.5%	1.2%	0.3%	2.0%	1.3%	0.4%
Income Tax	-0.3%	-0.2%	-0.1%	-0.5%	-0.5%	0.4%
Net Income (Loss) Company - continuing operations	0.3%	-1.1%	0.2%	1.5%	0.8%	-0.8%
Net Income (Loss) - Consolidated Company	0.2%	3.1%	0.2%	4.9%	0.8%	-0.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.0%	+0.7%	0.2%	1.5%	0.3%	0.2%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	0.0%	-2.7%	0.2%	4.9%	0.3%	-0.2%
Minority Interest - Non-controlling - continuing operations	0.2%	0.4%	0.0%	0.0%	0.5%	1.0%
Minority Interest - Non-controlling - Consolidated	0.2%	0.4%	0.0%	0.0%	0.5%	1.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	7.1%	8.0%	7.7%	9.1%	6.7%	6.5%
Adjusted EBITDA (4)	7.6%	7.8%	8.3%	7.7%	7.1%	8.0%

(1) Consolidated figures include the results of other complementary businesses

(2) Equity income includes CDiscount’s results in the Consolidated figures

(3) Net income after non-controlling interest

(4) Adjusted for Other Operating Revenue (Expenses)

42

CASH FLOW – CONSOLIDATED(*)

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	06.30.2021	06.30.2020
Net Income (Loss) for the period	156	266
Deferred income tax	(140)	(184)
Loss (gain) on disposal of fixed and intangible assets	118	(95)
Depreciation and amortization	1,086	1,235
Interests and exchange variation	543	862
Equity Income	13	36
Provision for contingencies	18	38
Share-Based Compensation	23	18
Allowance for doubtful accounts	32	40
Provision for obsolescence/breakage	(16)	(1)
Appropriable revenue	(150)	(478)
Loss (gain) on write-off of lease liabilities	(112)	(114)
Asset (Increase) decreases
Accounts receivable	128	(143)
Inventories	(17)	(30)
Taxes recoverable	(400)	(61)
Other Assets	(94)	13
Related parties	(34)	(26)
Restricted deposits for legal proceeding	(60)	62
Liability (Increase) decrease
Suppliers	(3,117)	(3,445)
Payroll and charges	(157)	141
Taxes and Social contributions payable	356	308
Other Accounts Payable	97	(106)
Contingencies	(56)	(84)
Deferred revenue	116	463
Taxes and Social contributions paid	(237)
Net cash generated from (used) in operating activities	(1,904)	(1,444)
Acquisition of property and equipment	(483)	(1,120)
Increase Intangible assets	(111)	(88)
Sales of property and equipment	16	672
Acquisition of property for investment	(91)	(7)
Net cash flow investment activities	(669)	(543)
Cash flow from financing activities
Increase of capital	6	2
Funding and refinancing	3,176	5,390
Payments of loans and financing	(2,696)	(2,953)
Dividend Payment	(666)	(280)
Resources obtained from the offering of shares and non-controlling shareholders	11	3
Transactions with minorities	(5)	-
Lease liability payments	(768)	(848)
Net cash generated from (used) in financing activities	(942)	1,314
Monetary variation over cash and cash equivalents	(271)	455
Increase (decrease) in cash and cash equivalents	(3,786)	(218)
Cash and cash equivalents at the beginning of the year	8,711	7,954
Cash and cash equivalents at the end of the year	4,925	7,736
Change in cash and cash equivalents	(3,786)	(218)

(*) Considers Assaí in 2020.

43

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ million)	Breakdown of Gross Sales by Business
	2Q21%		2Q20%		Δ		1H21%	1H20%
GPA Brazil	6,995	98.8%	8,011	99.4%	-12.7%	14,059	98.8%	15,295	189.8%
Extra Hiper	2,809	39.7%	3,701	45.9%	-24.1%	5,630	39.6%	6,742	83.7%
Pão de Açúcar	1,884	26.6%	2,189	27.2%	-13.9%	3,782	26.6%	4,156	51.6%
Mercado Extra / Compre Bem	1,255	17.7%	1,290	16.0%	-2.7%	2,565	18.0%	2,571	31.9%
Proximity (1)	537	7.6%	421	5.2%	27.7%	1,062	7.5%	812	10.1%
Gas Stations and Drugstores	492	6.9%	393	4.9%	25.1%	986	6.9%	984	12.2%
Other Businesses (2)	18	0.3%	17	0.2%	6.0%	34	0.2%	29	0.4%
GPA (3)	7,080	100.0%	8,056	100.0%	-12.1%	14,231	176.6%	15,410	191.3%

(R$ million)	Breakdown of Net Sales by Business
	2Q21%		2Q20%		Δ	1H21%		1H20%
GPA Brazil	6,414	97.1%	7,268	99.4%	-11.8%	12,922	176.8%	13,986	191.4%
Extra Hiper	2,531	38.3%	3,298	45.1%	-23.3%	5,079	69.5%	6,049	82.8%
Pão de Açúcar	1,705	25.8%	1,972	27.0%	-13.6%	3,438	47.0%	3,773	51.6%
Mercado Extra / Compre Bem	1,167	17.7%	1,201	16.4%	-2.8%	2,392	32.7%	2,400	32.8%
Proximity (1)	508	7.7%	394	5.4%	29.1%	1,005	13.8%	762	10.4%
Gas Stations and Drugstores	489	7.4%	389	5.3%	25.6%	981	13.4%	977	13.4%
Other Businesses (2)	14	0.2%	14	0.2%	-0.8%	27	0.4%	25	0.3%
GPA (3)	6,604	100.0%	7,309	100.0%	-9.7%	13,190	180.5%	14,089	192.8%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar and Aliados

(2) Revenue from leases of commercial centers

(3) GPA figures include the results of James Delivery, Stix Fidelidade and Cheftime

BREAKDOWN OF SALES (% of Net Sales) - GPA BRAZIL

SALES BREAKDOWN	GPA Brazil
(% of Net Sales)	2Q21	2Q20	1S21	1S20
Cash	43.1%	41.9%	44.7%	42.3%
Credit Card	45.4%	49.1%	44.4%	48.7%
Food Voucher	11.6%	9.0%	11.0%	9.1%

44

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper”, “Extra Super”, “Mercado Extra", “Minimercado Extra” and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad banner and in Uruguay having Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 – Brazil, Bolsa, Balcão) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III ), under the code “CBD”.

The Company is controlled, through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.	Partial spin-off of the Company

At the Extraordinary General Meeting of the shareholders of the Company and Sendas Distribuidora S.A. (“Sendas”), held on December 31, 2020, the partial spin-off of the cash & Carry business (Atacarejo) was approved, concentrated in the Sendas subsidiary, and the accounting effects were presented in the annual financial statements for 2020, in note 1.1.

1.2.	Impacts of the pandemic on the financial statements Company

The Company has been monitoring the progress of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by the administration, among which we highlight the creation of a crisis committee formed by the senior management, which takes decisions in line with the recommendations with the Ministry of Health, local authorities and professional associations.

The Company has adopted all possible measures to mitigate the risks of virus transmission in stores, distribution centers and offices, such as: frequent cleaning, safety / protection items for employees, flexible working hours, adoption of telework, among other decisions.

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the important evolution of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no problems in supplying the industries that continued to supply our distribution centers and stores.

On January 29, 2021, the CVM issued CVM-SNC / SEP Circular Letter No. 01/2021, instructing publicly-held companies to carefully assess the impacts of COVID-19 on their business and disclose the main risks in the financial statements and uncertainties arising from this analysis, observing the applicable accounting standards and circular letter CVM-SNC / SEP No. 02/2020, published on March 10, 2020.

45

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Accordingly, the Company carried out a complete analysis of the financial statements for the year ended December 31, 2020 and updated these analyzes to June 30, 2021, in addition analyzes of the Company's operational continuity. The main themes evaluated were:

• On December 31, 2020, the Company prepared strategic planning for the next three years and carried out the impairment test of its assets, according to the methodology and assumptions described in notes 7.2, 8.1, 15.1, 16.1 and 16.2 of the financial statements of December 31, 2020. The Company monitored the plan used to assess impairment on December 31, 2020 and there were no significant deviations that could denote the need for an exhaustive impairment test for the interim financial information for the period ended June 30, 2021;

• We assessed the realization of the balances of accounts receivable from credit card operators, customers, commercial galleries in our stores, real estate rentals and we understand that there is no need, at this moment, to supplement provisions already registered;

• We evaluate qualitative and quantitative aspects of inventories and do not foresee the need for provision for adjustment to realizable value;

• Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures not considered and / or disclosed in these financial statements. The Company is not exposed to significant financing in US dollars;

In summary, according to the management's estimates and the monitoring of the impacts of the pandemic, there are no other effects that should be recorded in this quarterly accounting information, nor are there any effects on the operational continuity and / or estimates of the Company that would justify changes or registration provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, make the necessary disclosures.

2.	Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

In the preparation of the individual and consolidated accounting information, Management only released relevant information that would assist the users of this information in making decisions, without the existing minimum requirements being no longer met. In addition, Management states that all relevant information is being disclosed and corresponds to that used in the management of the business.

The individual and consolidated interim financial information for the semester ended June 30, 2021 were approved by the Board of Directors on July 28, 2021.

The consolidated interim financial information include the accounting information of all subsidiaries in which the Company exercises control, directly or indirectly. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

46

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

The individual and consolidated interim financial information relating to the statements of income and comprehensive income for the three and six-month periods ended June 30, 2020, and changes in equity, cash flows and added value for the six-month period ended June 30, 2020, presented for comparison purposes, were adjusted and are being restated as a result of the spin-off of the subsidiary Sendas Distribuidora SA and the conclusion of the process of allocation of the purchase price for the acquisition of Almacenes Éxito S.A.(described in note 13 to the 2020 annual financial statements), in compliance with technical pronouncement CPC 31 / IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. The allocation of the purchase price for the acquisition of Éxito resulted in a net negative impact of R$7 on the consolidated net income for the semester ended June 30, 2020, referring to the amortization of the assets allocated in the business combination.

The cash flow statements include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

The interim accounting information of the subsidiaries are prepared on the same closing date of the Company's years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from operations between Group companies are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are recorded directly in equity.

The individual interim accounting information, interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated financial statements, the Company fully consolidates all of its subsidiaries, maintaining the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3.	Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 3 and each corresponding note of the financial statements for the year ended December 31, 2020, approved on February 23, 2021 and therefore should be read in conjunction.

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

4.1.New and revised standards and interpretations already issued and not yet in force

The Company did not adopt the following new and revised IFRSs in advance, already issued and not yet in force:

47

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Pronouncement	Description	Applicable to annual periods starting in or after
IFRS 10 – Consolidated Statements and IAS 28 (Amendments)	Sale or Contrinution of Assets between an Investor and its Affiliate or Joint Venture	Without definition
Changes to IAS 1	Classification of Liabilities as Current or Non-Current	01/01/2023
Changes to IFRS 3	Reference to the Conceptual Framework	01/01/2022
Amendments to IAS 16	Property, Plant and Equipment - Resources Before Intended Use	01/01/2022
Amendments to IAS 37	Onerous Contracts - Cost of Compliance with the Contract	01/01/2022
Annual Improvements to the 2018–2020 IFRS Cycle	Amendments to IFRS 1 - Initial Adoption of International Accounting Standards, IFRS 9 - Financial Instruments, IFRS 16 - Leases, and IAS 41 - Agriculture	01/01/2022

Management is evaluating potential impacts and, at this moment, the adoption of the standards listed above is not expected to have a relevant impact on the Group's financial statements in future periods.

48

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the semester ended June 30, 2021 were the same as those adopted in the annual financial statements for 2020, disclosed in note 5.

6.	Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2020, in note 6.

		Parent Company		Consolidated
		06.30.2021	12.31.2020	06.30.2021	12.31.2020

Cash and banks - Brazil		87	118	96	131
Cash and banks - Abroad	(*)	106	110	1,826	3,637
Short-term investments - Brazil	(**)	2,849	4,677	2,960	4,784
Short-term investments – Abroad	(***)	-	-	43	159
		3,042	4,905	4,925	8,711

(*) Refers to (i) funds from the Éxito Group, of which R$55 in Argentine pesos, R$313 in Uruguayan pesos and R$1,352 in Colombian pesos (R$100 in Argentine pesos, R$382 in Uruguayan pesos and R$3,028 in Colombian pesos on December 31, 2020); (ii) In addition to Company funds invested in the United States, in US dollars in the amount of R$106 (R$ 127 on December 31, 2020).

(**) They refer to repo and CDB operations, remunerated by the weighted average of 98.97% (96.93% on December 31, 2020) of the CDI (Interbank Deposit Certificate).

(***) Refer to funds invested abroad, in the local currency of each country, equivalent to R$1 in Uruguay and R$42 in Colombia (R$12 in Argentina, R$1 in Uruguay and R$146 in Colombia on December 31, 2020).

49

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

7.	Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2020, in note 7.

	Parent Company		Consolidated
	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Credit card companies	40	73	42	76
Credit card companies - related parties (note 11.2)	27	15	27	15
Sales vouchers and trade receivables	115	63	425	488
Private label credit card	28	56	40	71
Receivables from related parties (note 11.2)	16	14	13	13
Receivables from suppliers	61	70	63	71
Allowance for doubtful accounts (note 7.1)	-	(1)	(40)	(43)
	287	290	570	691

Current	266	289	546	686
Noncurrent	21	1	24	5

7.1.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020

At the beginning of the period	(1)	(1)	(43)	(32)
Allowance booked for the period	-	(19)	(27)	(40)
Write-offs of receivables	1	15	25	30
Foreign currency translation adjustment	-	-	5	(6)
At the end of the period	-	(5)	(40)	(48)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

06.30.2021	610	520	65	15	8	2
12.31.2020	734	574	80	67	8	5

50

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

8.Other receivables

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2020, in note 8.

	Parent Company		Consolidated
	06.30.2021	12.31.2020	06.30.2021	12.31.2020
Accounts receivable from insurers	9	14	9	14
Receivable from sale of subsidiaries	78	78	78	78
Lease receivables	66	60	193	247
Accounts receivable - Via Varejo (*)	298	266	298	266
Receivables from sale of real estate properties (**)	214	236	215	236
Sale of projects	-	-	122	55
Other	85	90	140	151
Allowance for doubtful accounts on other receivables (note 8.1)	(16)	(11)	(16)	(11)
	734	733	1,039	1,036

Current	77	109	311	365
Noncurrent	657	624	728	671

(*) As the Company sold the equity interest in Via Varejo, the amount that had been reported as related parties was reclassified to other receivables.. The amount of R$298 includes R$231 corresponding to GPA’s right to receive from Via Varejo the reimbursement of the deduction of ICMS from the calculation basis PIS and COFINS of its former subsidiary Globex, after the unappeasable court decision, related to the period from 2007 to 2010.

(**) Refers, substantially, to a land purchase and sale agreement signed on September 29, 2018 for the amount of R$200, the sale of which was not recognized under IFRS 15 / CPC 47 due to the contractual characteristics of long-term payment and transfer of legal title at a future date to be defined by the buyer. In 2020, the Company transferred the deed (legal title), of all land registrations, at the buyer's request and in accordance with the contract, recognized a gain of R$174 to the result, of which R$139 in the second quarter and R$35 in the third quarter. The transaction resulted in the recognition of an amount receivable of R$200, maturing in September 2023, for which the Company obtained bank guarantee as a guarantee of receipt.

8.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020

At the beginning of the period	(11)	(13)	(11)	(15)
Allowance booked for the period	(5)	-	(5)	-
Write-off of other receivables	-	2	-	2
At the end of the period	(16)	(11)	(16)	(13)

51

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

9.	Inventories

The detailed information on inventories was presented in the annual financial statements for 2020, in note 9.

	Parent Company		Consolidated
	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Stores	2,381	2,395	2,448	2,453
Distribution centers	1,063	1,098	1,104	1,134
Inventories – Èxito Group	-	-	2,668	2,879
Real Estate Inventory – Èxito Group	-	-	45	142
Allowance for losses on inventory obsolescence and damages (note nº9.1)	(29)	(41)	(53)	(72)
	3,415	3,452	6,212	6,536
9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020

At the beginning of the period	(41)	(31)	(72)	(95)
Additions	(5)	(37)	(5)	(34)
Write-offs / reversal	17	33	21	35
Foreign currency translation adjustment	-	-	3	(4)
At the end of the period	(29)	(35)	(53)	(98)

10.	Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2020, in note 10.

	Parent Company		Consolidated
	06.30.2021	12.31.2020	06.30.2021	12.31.2020

State VAT tax credits - ICMS (note 10.1)	1,194	1,428	1,202	1,435
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,055	1,671	2,096	1,710
Social Security Contribution – INSS (Note 10.3)	364	296	367	299
Income tax and social contribution prepayments (*)	15	21	609	462
Other	10	41	15	47
Other recoverable taxes – Éxito Group IVA	-	-	133	130
Total	3,638	3,457	4,422	4,083

Current	964	366	1,738	983
Noncurrent	2,674	3,091	2,684	3,100

(*) Includes Éxito’s amount of R$592 (R$440 on December31, 2020).

52

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

10.1.	ICMS (State VAT ) expected recoverability
In	Parent Company	Consolidated
Up to one year	457	458
From 1 to 2 years	426	433
From 2 to 3 years	221	221
From 3 to 4 years	39	39
From 4 to 5 years	25	25
More than 5 years	26	26
	1,194	1,202

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, which was prepared considering the future expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and annually revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the interim financial information, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits. As of June 30, 2021, no changes to the previously elaborated plans were necessary.

10.2.PIS	and COFINS expected recoverability

The realization of the PIS and Cofins balance is shown below:

In	Parent Company	Consolidated
Up to one year	400	418
From 1 to 2 years	392	415
From 2 to 3 years	348	348
From 3 to 4 years	338	338
From 4 to 5 years	332	332
More than 5 years	245	245
	2,055	2,096

In the period ended June 30, 2021, the Company reassessed the tax credit, reversing part of the provisions previously constituted, which resulted in a supplement of R$195 (R$89 in the financial result). See note 20.9

10.3.INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized as constitutional the incidence of social security contributions (INSS) on the additional one third of vacation payment. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the recoverability of the respective credits. The amount involved in the parent company and consolidated is equivalent to R$158, on June 30, 2021 (R$158 on December 31, 2020).

53

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

11.	Related parties
11.1.	Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the advisory committees) were as follows:

(In thousands of Brazilian reais):

	Base salary		Variable compensation		Stock option plan		Total
	06.30.2021	06.30.2020	06.30.2021	06.30.2020	06.30.2021	06.30.2020	06.30.2021	06.30.2020
Board of directors (*)	20,012	8,728	-	-	3,562	2,028	23,574	10,756
Executive officers	14,022	15,542	3,131	5,588	2,033	6,231	19,186	27,361
Fiscal Council	216	72	-	-	-	-	216	72
	34,250	24,342	3,131	5,588	5,595	8,259	42,976	38,189

(*) Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance.

54

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Controlling shareholders:
Casino (i)	-	-	-	-	-	-	-	-	(22)	(43)
Euris (i)	-	-	-	-	-	-	1	-	(1)	(2)
Subsidiaries:
Éxito (ii)	-	-	-	-	-	-	-	-	7	6
Novasoc Comercial	-	-	49	68	-	-	1	1	1	1
SCB Distribuição e Comércio	3	2	15	16	-	1	-	-	15	-
Stix Fidelidade	-	-	10	5	14	11	-	-	(61)	(28)
Cheftime	-	-	38	27	-	-	1	1	-	-
James Intermediação	-	-	41	80	2	4	10	10	(13)	52
GPA M&P	-	-	-	-	-	-	13	13	(1)	-
GPA Logistica	-	-	108	101	1	2	74	70	1	-
Others	-	-	1	-	-	-	-	-	-	-
Associates:
FIC (iii)	27	15	33	30	9	12	-	-	28	30
Other related parties:
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”) (iv)	-	-	-	-	-	-	144	117	(47)	(21)
Sendas Distribuidora (viii)	-	-	112	41	9	-	164	168	88	35
Casino Group (vii)	13	12	2	-	-	-	-	-	(4)	(5)
Others	-	-	1	1	-	-	-	-	-	-
Total	43	29	410	369	35	30	408	380	(9)	25

55

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Controlling shareholders
Casino (i)	-	-	-	-	-	-	-	-	(22)	(43)
Euris (i)	-	-	-	-	-	-	1	-	(2)	(3)
Associates
FIC (iii)	27	15	33	31	9	12	-	-	28	31
Puntos Colombia (v)	-	-	30	37	-	-	46	54	(52)	(54)
Tuya (vi)	-	-	20	31	-	-	-	1	51	11
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	150	119	(70)	(36)
Sendas Distribuidora (viii)	-	-	112	42	9	-	164	169	88	-
Casino Group (vii)	13	13	17	12	-	-	21	19	(16)	(15)
Others	-	-	1	1	-	-	-	-	-	-
Total	40	28	213	154	18	12	382	362	5	(109)

56

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Related party transactions arise mainly from operations that the Company and its subsidiaries maintain among themselves and with other related entities, and were accounted for substantially in accordance with the prices, terms and conditions agreed between the parties.

The Company's main trasactions with related parties are:

(i)	Casino: Cost Sharing Agreement: Agreement signed between the Company, Sendas, Helicco Participações Ltda., Foncière Euris and Casino in August, 10 2014 to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of “know-how” to the Company to support its development.

Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies.

Agency Agreement: Signed between the Company, Sendas and Groupe Casino Limited on July, 25 2016 to set the rules for the services provided of global sourcing (prospecting global suppliers and intermediating the purchases) for Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores.

Cost Reimbursement Agreement: Signed between the Company and Casino on July, 25 2016 to set the reimbursement rules of French employees expenses of the Company related to the French social contributions paid by Casino in France.

Agency Agreement: Entered into between the Company, Sendas and Casino International S.A. on December 20, 2004, as edited, to represent the Company in the commercial negotiation of products to be acquired from international suppliers.

Purchase Agreement: signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of non-food and food products (except perishables and wines) for resale in its stores, upon request for purchase orders, on a non-exclusive basis.

(ii)	Éxito and subsidiaries: Agreement on Establishment of Business Relations: Signed between the Company, Sendas, Éxito and its subsidiaries on July, 27 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships.

License agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for the feminine public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto ), controlled by Exito.

Cost Reimbursement Agreement: signed between the Company, Sendas and Éxito on October 22, 2019 for the reimbursement by one party to another of the costs incurred for the transfer of employees.

57

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

(iii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in association agreement between the Company and Itaú, among them: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences related your responsibilities; and (iii) agreement to providing for the Company to the FIC, and vice versa, of information and access to the systems for offering services.
(iv)	Greenyellow: execution of (a) contracts with the Company to regulate the terms of the installation of equipment and the provision of services by Greenyellow of energy efficiency solutions in the establishments of the Company's multivarejo business unit for energy reduction. (b) contracts with the Company and Sendas for the purchase of energy sold on the free market.
(v)	Puntos Colombia: Éxito's customer loyalty program. Balance related to point redemption and other services.
(vi)	Tuya: Financial institution invested by Éxito. Balance related to participation in business collaboration agreements and expense reimbursement, discount vouchers and others.
(vii)	Casino Group: Balances receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the importation of goods by other companies of the Casino group.
(viii)	Sendas Distribuidora: On December 31, 2020 Sendas is not a subsidiary of the Company. The Company is responsible for the legal proceedings of Sendas Distribuidora prior to the Assai activity. The Company signed with Sendas Distribuidora a separation agreement, which main terms are related to the operational steps for the separation of the remaining activities done in conjunction. Additionally, this separation agreement stablishes the indemnization rights and responsibilities, over which the Company is responsible for expenses related to losses given cause by the retail activities prior to the contribution of Assai’s operations, as well as having the right to any related gains.

58

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

12.	Investments in subsidiaries and associates
12.1.	Consolidation basis

The detailed information on consolidation have not changed significantly and was presented in the semester ended June 30, 2021.

The details of the Company's subsidiaries at the end of each period are shown below:

			Participation in investments - %
			06.30.2021		12.31.2020
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Controladas
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brasil	100,00	-	100,00	-
	Sendas Distribuidora S.A. (“Sendas”) Vide nota nº1.1	Brasil	-	-	100,00	-
	CBD Holland B.V. (“CBD Holland”)	Brasil	100,00	-	100,00	-
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brasil	100,00	-	100,00	-
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brasil	100,00	-	100,00	-
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brasil	100,00	-	100,00	-
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brasil	66,67	-	66,67	-
	James Intermediação S.A. ("James Delivery")	Brasil	100,00	-	100,00	-
	Cheftime Comércio de Refeições S/A ("Cheftime")	Brasil	79,57	-	79,57	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brasil	100,00		100,00	-
	BCafeterias e Lanchonetes Ltda. ("BCafeterias")(*)	Brasil	-	-	1,10	98,90
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brasil	0,10	99,90	0,10	99,90
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brasil	-	100,00	-	99,90
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxemburgo	100,00	-	100,00	-
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Holanda	-	100.00	-	100,00
Éxito	Almacenes Éxito S.A. ("Éxito")	Colômbia	91,57	5,00	96,57	-
	Éxito Industrias S.A.S.	Colômbia	-	94,59	-	94,59
	Fideicomiso Lote Girardot	Colômbia	-	96,57	-	96,57
	Éxito Viajes y Turismo S.A.S.	Colômbia	-	49,25	-	49,25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colômbia	-	96,57	-	96,57
	Transacciones Energéticas S.A.S (antes Gemex O & W S.A.S.)	Colômbia	-	96,57	-	96,57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colômbia	-	96,57	-	96,57
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colômbia	-	96,57	-	96,57
	Depósitos y Soluciones Logísticas S.A.S.	Colômbia	-	96,57	-	96,57
	Patrimonio Autónomo Iwana	Colômbia	-	49,25	-	49,25
	Patrimonio Autónomo Viva Malls	Colômbia	-	49,25	-	49,25
	Patrimonio Autónomo Viva Sincelejo	Colômbia	-	25,12	-	25,12
	Patrimonio Autónomo Viva Villavicencio	Colômbia	-	25,12	-	25,12
	Patrimonio Autónomo San Pedro Etapa I	Colômbia	-	25,12	-	25,12
	Patrimonio Autónomo Centro Comercial	Colômbia	-	25,12	-	25,12
	Patrimonio Autónomo Viva Laureles	Colômbia	-	39,40	-	39,40
	Patrimonio Autónomo Viva Palmas	Colômbia	-	25,12	-	25,12

59

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
			06.30.2021		12.31.2020
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colômbia	-	44,33	-	44,33
	Spice investment Mercosur	Uruguai	-	96,57	-	96,57
	Larenco S.A.	Uruguai	-	96,57	-	96,57
	Geant Inversiones S.A.	Uruguai	-	96,57	-	96,57
	Lanin S.A.	Uruguai	-	96,57	-	96,57
	5 Hermanos Ltda.	Uruguai	-	96,57	-	96,57
	Sumelar S.A.	Uruguai	-	96,57	-	96,57
	Supermercados Disco del Uruguay S.A. (**)	Uruguai	-	60,35	-	60,35
	Maostar S.A.	Uruguai	-	30,18	-	30,18
	Ameluz S.A.	Uruguai	-	60,35	-	60,35
	Fandale S.A.	Uruguai	-	60,35	-	60,35
	Odaler S.A.	Uruguai	-	60,35	-	60,35
	La Cabaña S.R.L.	Uruguai	-	60,35	-	60,35
	Ludi S.A.	Uruguai	-	60,35	-	60,35
	Semin S.A.	Uruguai	-	60,35	-	60,35
	Randicor S.A.	Uruguai	-	60,35	-	60,35
	Setara S.A.	Uruguai	-	60,35	-	60,35
	Hiper Ahorro S.R.L.	Uruguai	-	60,35	-	60,35
	Ciudad del Ferrol S.C.	Uruguai	-	59,14	-	59,14
	Mablicor S.A.	Uruguai	-	30,78	-	30,78
	Tipsel S.A.	Uruguai	-	96,57	-	96,57
	Tedocan S.A.	Uruguai	-	96,57	-	96,57
	Vía Artika S. A.	Uruguai	-	96,57	-	96,57
	Grupo Disco del Uruguay S.A.	Uruguai	-	60,35	-	60,35
	Devoto Hermanos S.A.	Uruguai	-	96,57	-	96,57
	Mercados Devoto S.A.	Uruguai	-	96,57	-	96,57
	Libertad S.A.	Argentina	-	96,57	-	96,57
	Onper Investment 2015 S.L	Espanha	-	96,57	-	96,57
	Spice España de Valores Americanos S.L.	Espanha	-	96,57	-	96,57
	Marketplace Internacional Éxito S.L	Espanha	-	96,57	-	96,57
	Gelase S. A.	Bélgica	-	96,57	-	96,57

(*) In May 2021 the company BCafeterias was liquidated.

(**) Supermercados Disco del Uruguay S.A. is controlled through a Shareholders' Agreement signed in April 2015, giving Éxito the necessary 75% of votes. Since July 1, 2021, this agreement has been fully complied with. So far there have been no changes in control and management, activities are proceeding normally and Company is evaluating the next steps with shareholders and the related effects.

The details of the Company's associates at the end of each period are shown below:

60

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

			Equity interests - %
			06.30.2021		12.31.2020
Group	Companies	Country	Company	Indirect interest	Company	Indirect interest

Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	-	33.98	-	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	-	33.98	-	33.98
	Cdiscount International BV the Netherlands (“Cdiscount Internacional”)	Netherlands	-	33.98	-	33.98
	Cnova France SAS (“Cnova France”)	France	-	33.98	-	33.98
	Cdiscount S.A. (“Cdiscount”)	France	-	33.87	-	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	-	33.98	-	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	-	33.98	-	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	-	33.98	-	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	-	23.79	-	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	-	23.79	-	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	-	23.79	-	23.79
	Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	-	23.78	-	23.78
	Cnova Pay	France	-	33.98	-	33.98
	BeezUP SAS ("BezzUp")	France	-	33.98	-	33.98
	CARYA	France	-	33.87	-	33.87
	HALTAE	France	-	33.87	-	33.87
	C-Logistics	France	-	28.56	-	28.56
	NEOSYS	France	-	17.33	-	17.33
	Neotech Solutions	Morocco	-	17.33	-	17.33
	NEOSYS Tunisie	Tunisia	-	17.33	-	17.33
	C Chez Vous	France	-	28.56	-	28.56
	Phoenix	France	-	16.99	-	16.99
	C-Shield	France	-	33.87	-	33.87
	C-Payment	France	-	33.87	-	33.87
	MAAS	France	-	33.87	-	33.87
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	-	17.88	-	17.88
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	-	17.88	-	17.88
	Bellamar Empreend. e Participações Ltda.(“Bellamar”)	Brazil	50.00	-	50.00	-
Éxito	Puntos Colombia S.A.S ("Puntos")	Colombia	-	48.29	-	48,29
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	-	48.29	-	48,29
	Cnova N.V (“Cnova Holanda”)	Netherlands	-	0.18	-	0,18

61

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

12.2.	Breakdown of investments and rollforward:
	Parent Company
	Exito	Bellamar	CompreBem	Others	Total (**)

Balances at 12.31.2020	10,479	768	314	(592)	10,969
Share of profit (loss) of subsidiaries and associates	117	29	(3)	(100)	43
Dividends and interest on own capital	(246)	-	-	-	(246)
Capital increase	-	-	-	84	84
Capital increase with property and equipment	-	-	-	13	13
Transfer of interest (*)	(521)	-	-	521	-
Spin-off Gas stations	-	-	-	5	5
Other movements	(3)	-	-	-	(3)
Share of other comprehensive income	(1,075)	-	-	(17)	(1,092)
Balances at 06.30.2021	8,751	797	311	(86)	9,773

(*) Transfer of 5% interest of the subsidiary Éxito to the subsidiary GPA 2.

(**) Includes losses in the investment on Cnova N.V. of R$591, R$ 4 on Cheftime, R$2 on Stix and R$2 on GPA Logistica on June 30, 2021 (R$591 on investment in Cnova N.V., R$20 on James and R$9 on Stix on December 31, 2020).

	Parent Company
	Sendas	Bellamar	CompreBem	Outros	Total

Balances at 12.31.2019	7,095	299	277	(306)	7,365
Share of profit (loss) of subsidiaries and associates	276	51	(15)	(100)	212
Dividends and interest on own capital	-	(11)	-	-	(11)
Stock options	3	-	-	-	3
Capital increase	-	-	54	-	54
Capital increase with property and equipment	57	-	-	7	64
Other movements	(8)	-	-	-	(8)
Share of other comprehensive income	1,665	-	-	(137)	1,528
Balances at 03.31.2020-Restated	9,088	339	316	(536)	9,207

	Consolidated
	06.30.2021	06.30.2020
		Restated
At beginning of period	659	223
Share of profit of associates – Continuing operations	(13)	(36)
Share of other comprehensive income	(15)	(78)
Capital increase	22	19
Dividends and interest on own capital – continuing operations	-	(15)
Balances at the end of the period	653	113

62

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

13.	Investment properties

The detailed information on property and equipment have not changed significantly and was presented in the annual financial statements for 2020, in note 14.

Consolidated

	Balance at 12.31.2020	Additi-ons	Depreciation	Write- offs	Foreign Currency Translation adjustment	Transfers (*)	Balance at 06.30.2021

Land	762	-	-	-	(86)	19	695
Buildings	2,859	90	(32)	(1)	(306)	(72)	2,538
Construction in progress	18	1	-	-	(2)	-	17
Total	3,639	91	(32)	(1)	(394)	(53)	3,250

(*) Transfers to fixed assets

Consolidated

	Balance at 12.31.2019	Additi-ons	Depreciation	Foreign Currency Translation adjustment	Transfers	Balance at 06.30.2020
						Restated
Land	656	-	-	129	-	785
Buildings	2,385	2	(30)	476	(18)	2,815
Construction in progress	10	5	-	2	(2)	15
Total	3,051	7	(30)	607	(20)	3,615

	Consolidated
	Balance at 06.30.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	695	-	695	762	-	762
Buildings	2,641	(103)	2,538	2,921	(62)	2,859
Construction in progress	17	-	17	18	-	18
Total	3,353	(103)	3,250	3,701	(62)	3,639

63

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

14.	Property and equipment

The detailed information on intangible assets was presented in the annual financial statements for 2020, in note 15.

	Parent Company
	Balance at 12.31.2020	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Spin-off	Balance at 06.30.2021

Land	586	-	-	-	(1)	(40)	-	545
Buildings	743	2	-	(16)	15	(37)	-	707
Leasehold improvements	1,867	31	-	(109)	(64)	33	-	1,758
Machinery and equipment	925	44	-	(83)	38	41	-	965
Facilities	203	(2)	-	(17)	(8)	5	-	181
Furniture and fixtures	359	17	-	(31)	-	7	-	352
Construction in progress	108	204	-	-	-	(204)	(11)	97
Others	28	4	-	(5)	-	5	-	32
Total	4,819	300	-	(261)	(20)	(190)	(11)	4,637

Lease – right of use:
Buildings (**)	4,282	18	194	(244)	(79)	-	-	4,171
	4,282	18	194	(244)	(79)	-	-	4,171
Total	9,101	318	194	(505)	(99)	(190)	(11)	8,808

(*) Of this amount, the main effects are R$125 transfers to held for sale, R$55 to intangibles and R$13 to increase capital with fixed assets (see note 12).

(**) See note 20.10.

	Parent Company
	Balance at 12.31.2019	Additions	Remeasu- rement	Depre- ciation	Write-offs	Transfers (*)	Balance at 06.30.2020

Land	904	-	-	-	4	(188)	720
Buildings	1,026	1	-	(17)	(10)	(131)	869
Leasehold improvements	2,091	46	-	(113)	(7)	(41)	1,976
Machinery and equipment	975	38	-	(85)	(20)	51	959
Facilities	249	1	-	(18)	(1)	(8)	223
Furniture and fixtures	377	19	-	(31)	-	5	370
Construction in progress	119	196	-	-	-	(232)	83
Others	33	8	-	(6)	-	(4)	31
Total	5,774	309	-	(270)	(34)	(548)	5,231

Lease – right of use:
Buildings	3,578	100	219	(208)	(66)	(5)	3,618
	3,578	100	219	(208)	(66)	(5)	3,618
Total	9,352	409	219	(478)	(100)	(553)	8,849

(*) Of this amount, R$404 are transfers to held for sale, R$85 to intangibles and R$64 to capital increase with fixed assets.

64

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 06.30.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	545	-	545	586	-	586
Buildings	1,256	(549)	707	1,294	(551)	743
Leasehold improvements	3,699	(1,941)	1,758	3,774	(1,907)	1,867
Machinery and equipment	2,674	(1,709)	965	2,555	(1,630)	925
Facilities	530	(349)	181	544	(341)	203
Furniture and fixtures	1,055	(703)	352	1,031	(672)	359
Construction in progress	97	-	97	108	-	108
Others	157	(125)	32	149	(121)	28
Total	10,013	(5,376)	4,637	10,041	(5,222)	4,819

Lease – right of use:
Buildings	7,521	(3,350)	4,171	7,419	(3,137)	4,282
Equipment	37	(37)	-	37	(37)	-
	7,558	(3,387)	4,171	7,456	(3,174)	4,282
Total	17,571	(8,763)	8,808	17,497	(8,396)	9,101

	Consolidated
	Balance at 12.31.2020	Additions	Remea- surement	Depre- ciation	Write-offs	Incorpo- ration	Transfers (*)	Conversion Currency Adjustment	Balance at 06.30.2021

Land	3,540	3	-	-	(1)	1	(58)	(306)	3,179
Buildings	4,414	36	-	(77)	13	-	(4)	(394)	3,988
Leasehold improvements	2,412	32	-	(139)	(70)	4	86	(42)	2,283
Machinery and equipment	1,769	209	-	(173)	31	1	41	(100)	1,778
Facilities	283	-	-	(23)	(8)	-	9	(4)	257
Furniture and fixtures	706	18	-	(75)	(4)	-	14	(33)	626
Construction in progress	213	308	-	-	-	(9)	(279)	(13)	220
Other	34	5	-	(7)	-	-	5	(1)	36
Total	13,371	611	-	(494)	(39)	(3)	(186)	(893)	12,367

Lease – right of use:
Buildings	6,465	53	298	(422)	(100)	-	-	(251)	6,043
Equipment	49	-	-	(7)	(1)	-	-	(5)	36
Land	3	1	-	-	-	-	-	-	4
	6,517	54	298	(429)	(101)	-	-	(256)	6,083
Total	19,888	665	298	(923)	(140)	(3)	(186)	(1,149)	18,450

(*) Of this amount, the main effects are R$125 to held for sale, R$67 to intangibles and (R$53) to investment properties.

65

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Balance at 12.31.2019	Additions	Remea- surement	Depreci- ation	Write-offs	Trans- fers(*)	Foreign Currency translation adjustment	Balance at 06.30.2020
								Restated

Land	3,692	38	-	-	(195)	(186)	468	3,817
Buildings	4,869	37	-	(75)	(386)	(53)	592	4,984
Leasehold improvements	4,441	376	-	(209)	239	(60)	70	4,857
Machinery and equipment	2,281	124	-	(214)	(22)	56	129	2,354
Facilities	580	17	-	(34)	(25)	(5)	13	546
Furniture and fixtures	1,007	49	-	(94)	(2)	28	57	1,045
Construction in progress	275	329	-	-	(5)	(344)	23	278
Other	74	11	-	(14)	-	3	1	75
Total	17,219	981	-	(640)	(396)	(561)	1,353	17,956

Lease – right of use:
Buildings	7,023	587	799	(443)	(213)	-	363	8,116
Equipment	45	11	(7)	(7)	-	-	7	49
Land	3	-	-	-	-	-	1	4
	7,071	598	792	(450)	(213)	-	371	8,169
Total	24,290	1,579	792	(1,090)	(609)	(561)	1,724	26,125

(*) Of this amount, R$487 are transfers to held for sale and R$88 to intangibles.

	Consolidated
	Balance at 06.30.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	3,179	-	3,179	3,540	-	3,540
Buildings	4,832	(844)	3,988	5,219	(805)	4,414
Leasehold improvements	4,667	(2,384)	2,283	4,778	(2,366)	2,412
Machinery and equipment	4,482	(2,704)	1,778	4,438	(2,669)	1,769
Facilities	705	(448)	257	725	(442)	283
Furniture and fixtures	1,892	(1,266)	626	1,966	(1,260)	706
Construction in progress	220	-	220	213	-	213
Other	188	(152)	36	181	(147)	34
	20,165	(7,798)	12,367	21,060	(7,689)	13,371

Lease – right of use:
Equipment	9,969	(3,926)	6,043	10,069	(3,604)	6,465
Equipment	94	(58)	36	105	(56)	49
Land	7	(3)	4	7	(4)	3
	10,070	(3,987)	6,083	10,181	(3,664)	6,517
Total	30,235	(11,785)	18,450	31,241	(11,353)	19,888

66

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

14.1.    Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020

Additions	318	409	665	1,579
Lease	(17)	(100)	(54)	(598)
Capitalized borrowing costs	(3)	(1)	(3)	(5)
Property and equipment financing - Additions	(239)	(304)	(510)	(845)
Property and equipment financing - Payments	238	394	385	989
Total	297	398	483	1,120

14.2.    Other information

At June 30, 2021, the Company and its subsidiaries recorded in the cost of sales the amount of R$63 in the parent company (R$62 at June 30, 2020) and R$122 in consolidated (R$116 at June 30, 2020) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

15.	Intangible assets

The detailed information on Intangible assets was presented in the annual financial statements for 2020, in note 16.

	Parent Company
	Balance at 12.31.2020	Additi-ons	Amortization	Transfers	Balance at 06.30.2021

Goodwill	502	-	-	-	502
Commercial rights	47	-	2	-	49
Software and implementation	888	66	(86)	55	923
	1,437	66	(84)	55	1,474
Lease-right of use:
Commercial rights (*)	567	-	(25)	-	542
Software	36	-	(6)	-	30
	603	-	(31)	-	572
Total	2,040	66	(115)	55	2,046

67

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2020	Addi- tions	Amorti- zation	Foreign currency translation adjustment	Transfer	Balance at 06.30.2021

Goodwill	750	-	-	(26)	-	724
Tradename	3,734	-	-	(442)	-	3,292
Commercial rights (note 16.2)	47	-	2	-	-	49
Software	1,030	111	(102)	(16)	67	1,090
	5,561	111	(100)	(484)	67	5,155
Lease-right of use:
Commercial rights (*)	567	-	(25)	-	-	542
Software	36	-	(6)	-	-	30
	603	-	(31)	-	-	572
Total	6,164	111	(131)	(484)	67	5,727

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

15.1.    Test for recovery of intangibles of indefinite useful life, including goodwill

Goodwill and intangible assets were tested for impairment as of December 31, 2020 according to the method described in note 15 property and equipment, in the financial statements for the year ended December 31, 2020.

The Company monitored the plan used to assess impairment on December 31, 2020 and there were no significant deviations that could indicate indications of loss or the need for a new assessment on June 30, 2021. See considerations regarding the effects of the COVID-19 pandemic in note nº 1.2.

15.2.    Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020

Additions	66	44	111	86
Intangible assets financing - Payments	-	-	-	2
Total	66	44	111	88

68

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

16.	Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2020, in note 18.

16.1.    Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Debentures and promissory note
Debentures (note 16.4)	CDI + 1.86% per year	4,964	4,598	4,964	4,598
		4,964	4,598	4,964	4,598

Borrowings and financing
Local currency
Working capital	CDI+2.07% per year	2,698	2,689	2,698	2,689
Working capital	TR + 9.80 % per year	12	13	12	13
Swap contracts (note 17.4)	CDI-0.04% per year	(2)	(2)	(2)	(2)
Unamortized borrowing costs		(11)	(13)	(11)	(13)
		2,697	2,687	2,697	2,687
Foreign currency (note 16.5)
Working capital	USD + 2.27% per year	261	271	261	271
Working capital – Colombian pesos	IBR 1M + 1.45%	-	-	268	-
Working capital – Colombian pesos	IBR 3M + 1.7%	-	-	1,334	1,534
Working capital – Argentine pesos	Pré: 30.57%	-	-	21	26
Credit letter – pesos uruguayos		-	-	11	12
Swap contracts (note 17.4)	CDI + 2.00% per year	22	12	22	12
Swap contracts (note 17.4)	IBR 3M + 1.7%	-	-	-	1
Unamortized borrowing costs		-	-	-	(1)
		283	283	1,917	1,855
Total		7,944	7,568	9,578	9,140

Noncurrent assets		12	11	12	11
Current liabilities		2,044	1,257	2,613	2,309
Noncurrent liabilities		5,912	6,322	6,977	6,842

69

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

16.2.    Changes in borrowings

	Parent Company	Consolidated
At December 31, 2020	7,568	9,140
Additions	1,895	3,176
Accrued interest	125	167
Accrued swap	12	12
Mark-to-market	-	13
Monetary and exchange rate changes	(9)	(9)
Borrowing cost	6	6
Interest paid	(114)	(158)
Payments	(1,537)	(2,528)
Swap paid	(2)	(16)
Foreign currency translation adjustment	-	(225)
At June 30, 2021	7,944	9,578

	Parent Company	Consolidated
At December 31, 2019	5,325	14,108
Additions	2,731	5,390
Accrued interest	149	412
Accrued swap	(305)	(377)
Mark-to-market	(5)	(4)
Monetary and exchange rate changes	306	376
Borrowing cost	5	26
Interest paid	(85)	(362)
Payments	(1,081)	(2,620)
Swap paid	1	8
Foreign currency translation adjustment	-	235
At June 30, 2020	7,041	17,192

16.3.    Maturity schedule of noncurrent borrowings and financing including derivatives recognized in non-current assets and liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	2,438	2,630
From 2 to 3 years	1,471	1,906
From 3 to 4 years	659	879
From 4 to 5 years	659	765
After 5 years	685	797
Subtotal	5,912	6,977

Unamortized borrowing costs	(12)	(12)
Total	5,900	6,965

70

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

16.4.    Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstan-ding debentu-res (units)	Issue	Maturity	Financial charges	Unit price (in reais)	06.30.2021	12.31.2020	06.30.2021	12.31.2020

15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21		-	-	451	-	451
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	CDI + 2.50% per year	23	15	711	15	711
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12/22	CDI + 2.53% per year	1,032	516	521	516	521
17th Issue of Debentures - CDB	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	1,019	2,039	2,033	2,039	2,033
4th Issue of Promissory Notes – CBD	No preference	800	800	01/10/19	01/09/22	CDI + 2.52% per year	1,116,309	893	891	893	891
18th Issue of Debentures – CDB (1st serie)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,007	987	-	987	-
18th Issue of Debentures – CDB (2st serie)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,007	524	-	524	-
Borrowing cost							-	(10)	(9)	(10)	(9)
								4,964	4,598	4,964	4,598

Current liabilities								1,967	1,220	1,967	1,220
Noncurrent liabilities								2,997	3,378	2,997	3,378

71

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

16.5.    Borrowings in foreign currencies

On June 30, 2021 GPA had loans in foreign currencies (dollar, Colombian pesos and Argentine pesos) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

16.6.    Guarantees

The Company has signed promissory notes for some loan contracts.

16.7.    Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in June 2021 was 2.27% (4.60% as of June 30, 2020).

16.8.    Financial covenants

In connection with the issuance of debentures and promissory notes made and part of the foreign currencies loan operations, the Company has an obligation to maintain certain financial ratios. These indices are measured quarterly based on the Company’s consolidated interim financial information prepared in accordance with accounting practices adopted in Brazil, being: (i) net debt (debt with financial institutions less cash and accounts receivable) not exceeding shareholders’ equity; and (ii) consolidated net debt/EBITDA ratio less than or equal to 3.25. As of June 30, 2021, GPA was in default on these indices.

17.	Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2020, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

72

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Financial assets:
Amortized cost
Cash and cash equivalents	3,042	4,905	4,925	8,711
Related parties - assets	410	369	213	154
Trade receivables and other receivables	928	910	1,505	1,614
Others assets	-	-	42	48
Fair value through profit or loss
Financial instruments – Fair value hedge	12	11	12	11
Financial instruments about lease – Fair value hedge	-	-	2	1
Financial instruments on trade payables – Fair value hedge	-	-	12	-
Others assets	-	-	2	2
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	93	113	104	113
Others assets	-	-	26	28
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(408)	(212)	(382)	(194)
Trade payables	(3,496)	(4,876)	(7,711)	(11,424)
Financing for purchase of assets	(62)	(55)	(213)	(100)
Debentures and promissory notes	(4,964)	(4,598)	(4,964)	(4,598)
Borrowings and financing	(2,687)	(2,676)	(4,321)	(4,247)
Lease	(5,843)	(5,958)	(7,941)	(8,372)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(273)	(284)	(273)	(284)
Financial instruments – Fair Value Hedge – liabilities side	(32)	(21)	(32)	(22)
Financial instruments about lease – Fair value hedge – liabilities side	-	-	-	(2)
Suppliers financial instruments - Fair value hedge - liabilities side	-	-	-	(25)
Disco Group put option (*)	-	-	(595)	(636)

(*) See note 17.3.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.    Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)	Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

73

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

There were no changes as to objectives, policies or processes during the semester ended June 30, 2021. The capital structure is presented as follows:

	Parent company		Consolidated
	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Cash and cash equivalents	3,042	4,905	4,925	8,711
Financial instruments – Fair value hedge	(20)	(10)	(6)	(37)
Borrowings and financing	(7,924)	(7,558)	(9,558)	(9,129)
Other liabilities with related parties (*)	(153)	(120)	(153)	(120)
Net financial debt	(5,055)	(2,783)	(4,792)	(575)
Shareholders’ equity	(12,678)	(13,695)	(15,401)	(16,807)

Net debt to equity ratio	40%	20%	31%	3%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of June 30, 2021.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,457	6,428	789	9,674
Lease liabilities	1,067	3,861	6,831	11,759
Trade payables	3,496	-	-	3,496
Total	7,020	10,289	7,620	24,929

b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	3,008	7,383	900	11,291
Lease liabilities	1,379	5,086	7,805	14,270
Trade payables	7,711	-	-	7,711
Total	12,098	12,469	8,705	33,272

74

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

(iii)	Derivative financial instruments

		Consolidated
		Notional value		Fair value
		06.30.2021	12.31.2020	06.30.2021	12.31.2020

Swap with hedge		301	301	273	284

Long position (buy)
Prefixed rate	TR + 9.80% per year	21	21	12	13
US$ + fixed	USD + 2.27 % per year	280	280	261	271
		301	301	273	284
Short position (sell)
	CDI + 1.92% per year	(301)	(301)	(293)	(294)

Hedge position - asset		-	-	12	11
Hedge position - liability		-	-	(32)	(21)
Net hedge position		-	-	(20)	(10)

Gains and losses on these contracts during the semester ended June 30, 2021 are recorded as financial expenses, net and the balance payable at fair value is R$20 (payable from R$10 as of December 31, 2020), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the period ended June 30, 2021 resulted in a gain of R$53 (gain of R$309 as of June 30, 2020).

17.2.    Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, the Management considers an increase of 10% and a deterioration of 10% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.28 on the due date, and the weighted interest rate weighted was 6.59% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

75

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

			Market projection
Transactions	Risk (CDI variation)	Balance at 06.30.2021	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI-0.04% per year	(10)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI+2.00% per year	(283)	(20)	(23)	(18)
Debentures and promissories notes	CDI+1.86% per year	(4,974)	(342)	(376)	(308)
Bank loans	CDI+2.07% per year	(2,698)	(190)	(209)	(171)
Total borrowings and financing exposure		(7,965)	(553)	(609)	(498)

Cash and cash equivalents (*)	98.97% of CDI	2,960	162	178	146
Net exposure		(5,005)	(391)	(431)	(352)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 1.883%.

Scenario II: 1.883% increase in IBR and for Libor at 90 days an increase of 0.01005%

Scenario III: 1.883% decrease in IBR and for Libor at 90 days a decrease of 0.01005%

		Maket projection
Transactions	Balance 06.30.2021	Scenario I	Scenario II	Scenario III

Bank loans and swap	(1,620)	-	(30)	31

76

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

17.3.    Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated
	Carrying amount	Fair value
	06.30.2021	06.30.2021	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	104	104	2
Swaps of annual rate between currencies	(22)	(22)	2
Swaps of annual rate	14	14	2
Forward between Currencies	2	2	2
Borrowings and financing (FVPL)	(273)	(273)	2
Borrowings and financing and debentures (amortized cost)	(9,285)	(9,247)	2
Disco Group put option (*)	(595)	(595)	3
Total	(10,055)	(10,017)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented in acquisition.

There were no changes between the fair value measurements levels in the semester ended June 30, 2021.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

77

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

17.4.    Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bank of Nova Scotia, Bogotá Bank, BBVA, Davivenda, Bancolombia, Santander, Banco Occidente, BNSCOL.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	06.30.2021	12.31.2020

Debt
USD - BRL	US$ 50	2023	(22)	(12)
Interest rate - BRL	R$ 21	2026	2	2
Derivatives - Fair value hedge – Retail Brazil			(20)	(10)

Dividends receivables
COP - BRL	COP 105.000	2021	20	-
			20	-

Lease
USD - COP	US$ 1	2022	1	1
			1	1

Debit
Interest rate - COP	COP 249.791	2021	-	(2)
Interest rate - COP	COP 114.791	2022	1	(1)
			1	(3)

Trade payables
EUR - COP	EUR 3	2021	-	(2)
USD - COP	USD 68	2021	12	(23)
			12	(25)

Derivatives – Éxito Group			14	(27)

78

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

18.	Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2020, in note 20.

18.1.    Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated
	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Taxes payable in installments - Law 11.941/09	203	237	209	244
Taxes payable in installments – PERT	145	151	145	151
ICMS	77	94	81	99
PIS and COFINS	4	5	9	9
Provision for income tax and social contribution	-	10	11	13
Withholding Income Tax on third parties	2	2	2	2
INSS	5	5	5	5
Other	35	25	36	25
Taxes payable – Éxito Group	-	-	404	285
	471	529	902	833

Current	262	288	687	585
Noncurrent	209	241	215	248

18.2.    Maturity schedule of taxes payable in installments in noncurrent liabilities:

Consolidated
From 1 to 2 years	43
From 2 to 3 years	73
From 3 to 4 years	39
From 4 to 5 years	12
After 5 years	48
215

79

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

19.	Income tax and social contribution
19.1.	Income tax and social contribution effective rate reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2020, in note 21.

	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020
		Restated		Restated
Incomet (loss) before income tax and social contribution (continued operations)	5	124	100	(128)
IR and CSLL expense (*)	(1)	(30)	(32)	31
Tax penalties	(6)	(6)	(7)	(6)
Share of profit of associates	11	53	(3)	4
Interest on own capital	114	-	114	-
Tax benefits	-	-	4	-
Other permanent differences	(7)	-	(19)	9
Effective income tax and social contribution expensive	111	17	57	38

Credit (expense) income tax and social contribution expense for the period:
Current	(38)	21	(83)	(55)
Deferred	149	(4)	140	93
Credit (expense) income tax and social contribution expense	111	17	57	38
Effective rate	N/A	(13.71%)	(57.00%)	29.69%

(*) The nominal rate is 34% for subsidiaries located in Brazil, 31% (32% in 2020) for subsidiaries based in Colombia, 25% for subsidiaries based in Uruguay and 30% for subsidiaries based in Argentina. The Company does not pay social contribution based on a final favorable court decision in the past; therefore, its nominal rate is 25%.

80

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

19.2.	Breakdown of deferred income tax and social contribution
	Parent Company
	06.30.2021			12.31.2020
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	258	-	258	98	-	98
Provision for contingencies	350	-	350	313	-	313
Goodwill tax amortization	-	(266)	(266)	-	(266)	(266)
Mark-to-market adjustment	-	(6)	(6)	-	(6)	(6)
Fixed assets, tradename and investment property	-	(211)	(211)	-	(193)	(193)
Unrealized gains with tax credits	-	(529)	(529)	-	(508)	(508)
Net leasing of the right of use	345	-	345	335	-	335
Other	-	(3)	(3)	14	-	14
Deferred income tax and social contribution assets (liabilities)	953	(1,015)	(62)	760	(973)	(213)

Compensation	(953)	953	-	(760)	760	-
Deferred income tax and social contribution assets (liabilities), net	-	(62)	(62)	-	(213)	(213)

	Consolidated
	06.30.2021			12.31.2020
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	651	-	651	514	-	514
Provision for risks	403	-	403	376	-	376
Goodwill tax amortization	-	(462)	(462)	-	(496)	(496)
Mark-to-market adjustment	-	(6)	(6)	-	(6)	(6)
Fixed assets, tradename and investment property(*)	-	(1,547)	(1,547)	-	(1,686)	(1,686)
Unrealized gains with tax credits	-	(431)	(431)	-	(402)	(402)
Net leasing of the right of use	399	-	399	389	-	389
Cash flow hedge	-	(3)	(3)	11	-	11
Other	16	-	16	29	-	29
Presumed profit on equity of Éxito	160	-	160	237	-	237
Deferred income tax and social contribution assets (liabilities)	1,629	(2,449)	(820)	1,556	(2,590)	(1,034)

Off-set assets and liabilities	(1,545)	1,545	-	(1,556)	1,556	-
Deferred income tax and social contribution assets (liabilities), net	84	(904)	(820)	-	(1,034)	(1,034)

(*) Mainly arising from the surplus value of Éxito

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	286	299
From 1 to 2 years	83	214
From 2 to 3 years	56	202
From 3 to 4 years	56	203
From 4 to 5 years	56	188
Above 5 years	416	523
	953	1,629

81

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

19.3.	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020
				Restated
Opening balance	(213)	285	(1,034)	(858)
Credit (expense) for the period - Continued operations	149	(4)	140	93
Foreigh currency translation adjustment	-	-	77	(74)
Others	2	(1)	(3)	(1)
At the end of the period	(62)	280	(820)	(840)

20.	Provision for contingencies

Detailed information on the provision for legal claims was presented in the 2020 annual financial statements, in note 22.

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1.Parent	Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	849	280	104	1,233

Additions	39	77	40	156
Payments	(3)	(35)	(6)	(44)
Reversals	(84)	(35)	(19)	(138)
Monetary adjustment	9	17	13	39
Balance at June 30, 2021	810	304	132	1,246

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	617	236	87	940

Additions	14	52	27	93
Payments	(2)	(35)	(31)	(68)
Reversals	(15)	(29)	(13)	(57)
Monetary adjustment	2	14	8	24
Balance at June 30, 2020	616	238	78	932

82

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

20.2.	Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2020	937	303	145	1,385
Additions	40	88	51	179
Payments	(2)	(40)	(14)	(56)
Reversals	(102)	(38)	(21)	(161)
Monetary adjustment	9	18	13	40
Foreign currency translation adjustment	(9)	(2)	(4)	(15)
Balance at June 30, 2021	873	329	170	1,372

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2019	841	319	145	1,305
Additions	15	58	39	112
Payments	(6)	(36)	(42)	(84)
Reversals	(17)	(35)	(22)	(74)
Monetary adjustment	3	18	9	30
Foreign currency translation adjustment	15	3	3	21
Balance at June 30, 2020	851	327	132	1,310

20.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$13 as of June 30, 2021 (R$27 as of December 31, 2020) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial information, since the amount was already provisioned in its entirety.

83

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$282 (R$292 in December 31, 2020) representing the estimatio of probable loss evaluated by management based on documentation evidence aspect of the claims.

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of June 30, 2021 is R$56 (R$60 in December 31, 2020).

Other tax

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit; (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (v) IPI requirement on resale of imported products; (vi) other minor issues. The amount accrued for these matters as of June 30, 2021 is R$460 (R$470 as of December 31, 2020).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$62 on June 30, 2021 (R$88 as of December 31, 2020).

20.4.Labor	and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2021, the Company recorded a provision of R$329 (R$303 as of December 31, 2020). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5.Civil	and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of June 30, 2021, the amount accrued for these lawsuits is R$43 (R$34 as of December 31, 2020), for which there are no escrow deposits.

84

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On June 30, 2021 the amount of this provision is R$50 (R$40 on December 31, 2020).
•	The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$32 on June 30, 2021 (R$35 on December 31, 2020).
•	In relation to the provisioned amounts remaining for other civil jurisdiction matters on June 30, 2021, it is R$45 (R$36 on December 31, 2020).

Total civil lawsuits and others as of June 30, 2021 amount to R$170 (R$145 as of December 31, 2020).

20.6.Possible	contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$10,084 as June 30, 2021 (R$10,081 in December 31, 2020), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$474, as June 30, 2021 (R$473 as of December 31, 2020). The lawsuits are under administrative and court discussions. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$673 as of June 30, 2021 (R$575 as of December 31, 2020).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$2,877 as of June 30, 2021 (R$2,940 as of December 31, 2020).

85

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from financed sales, and (v) among other matters. The total amount of these assessments is R$5,487, as of June 30, 2021 (R$5,572 as of December 31, 2020), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$166 as June 30, 2021 (R$143 as of December 31, 2020), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$403 as June 30, 2021 (R$374 as of December 31, 2020).
•	The subsidiary Éxito and its subsidiaries have an amount of R$4 of lawsuits with probability of possible losses on June 30, 2021 (R$4 as of December 31, 2020).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,442 in June 30, 2021 (R$1,432 in December 31, 2020).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of June 30, 2021, the amount involved in tax proceedings is R$464 (R$456 as of December 31, 2020).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of June 30, 2021, the amount involved was R$1,303, of which R$1,271 are tax and R$32 civil and others (R$1,420, of which R$1,378 are tax and R$42 civil and others on December 31, 2020).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of June 30, 2021 the estimated amount, in case of success in all lawsuits, is approximately R$172, of which R$153 for continued operation and R$19 for discontinued operation (R$197, of which R$174 for continued operation and R$23 for discontinued oeration on December 31, 2020).

86

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

20.7.	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Tax	117	121	119	123
Labor	459	397	473	407
Civil and other	21	27	27	33
Total	597	545	619	563
20.8.Guarantees
	Consolidated
Lawsuits	Property and equipment		Letter of Guarantee		Total
	06.30.2021	12.31.2020	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Tax	751	733	9,523	10,022	10,274	10,755
Labor	-	-	1,067	613	1,067	613
Civil and other	9	9	570	558	579	567
Total	760	742	11,160	11,193	11,920	11,935

The cost of letter of guarantees is approximately 0.46% per year of the amount of the lawsuits and is recorded as expense.

20.9.Deduction	of ICMS from the calculation basis for PIS and COFINS

The Company and its subsidiaries filed lawsuits claiming the right to exclude the ICMS amount from the PIS and COFINS calculation bases.

On March 15, 2017, based on general repercussion, the Supreme Court ruled that ICMS should be excluded from the bases of these federal contributions, in line with the thesis claimed by the Company. The Attorney General's Office of the National Treasury (PGFN), in turn, filed appeals against this decision, with the aim of modulating its effects and elucidating which ICMS amount should, after all, be object of suppression of the PIS and COFINS bases.

Meanwhile, in 2019, some of the Company's subsidiaries obtained a favorable decision in their proceedings, resulting in the registration of tax credits in the amount of R$382, of which R$198 in the financial result.

Likewise, Via Varejo obtained a favorable decision in May 2020, which includes the amount for which GPA is entitled to be reimbursed, under the terms of the association agreement signed between GPA and the Klein family in the transaction that gave rise to Via Varejo . The periods in which GPA is entitled to reimbursement refer to the subsidiary Globex (which was incorporated in the formation of Via Varejo) and correspond to the years 2003 to 2010. GPA has already recognized R$231 of a credit with Via Varejo in the fiscal year of 2020, based on the documentation analyzed and validated so far. The related gain was recognized in net income from discontinued operations. In addition, the Company estimates that it is entitled to an outstanding amount of R$277, which is subject to certain adjustments and confirmation by Via Varejo.

87

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

On October 29, 2020, the Company obtained a favorable decision in its individual action regarding this tax matter, resulting in the registration of a credit in the amount of R$1,609 (R$613 in the financial result), in the period ended on 31st of December 2020, net of provisions for installments that might eventually be considered unrealizable.

Months later, on May 13, 2021, theSupreme Court ruled (STF) considered the appeals presented by the Attorney General’s Office of the National Treasury (PGFN) in relation to that decision taken on March 15, 2017 and expressed an understanding in line with that of the Company and its legal advisors.

In the period ended June 30, 2021, the Company reassessed the tax credit, reversing part of the provisions previously constituted, which resulted in a supplement of R$195 (R$89 in the financial result).

The calculations prepared by the Company are supported by the understanding of its legal advisors and the estimated realization of the asset is a maximum of 7(seven) years.

20.10.	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the “Procedimento”).

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to 60 (sixty) stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion.

As communicated to the market, on July 7, 2021, the parties reached an agreement to amicably resolve past disputes and terminate the Procedure. The agreement improved the Contracts, maintaining the long term of the leases of 20 years, renewable for another 20 years at the discretion of CBD, but introduced new rules more adapted to the current market, which enable the optimization of the use of properties and bring potential for gain for both Parties with the better use of real estate spaces. As a result of this agreement, the Company recorded in the result of June 30, 2021 the amount of R$17 in other operating expenses, in addition to the remeasurement related to contractual changes in accordance with IFRS 16 / CPC 06(R2).

20.11.	Via Varejo

The Company ceased to exercise control of Via Varejo in June 2019. In the 2nd quarter of 2021, Via Varejo took certain steps and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of the GPA on that matter. By virtue of a previously signed Operating Agreement, Via Varejo still uses the Extra brand for the sale of products it sells and GPA, together with Assaí, Via Varejo and Itaú Unibanco are partners of Financeira Itaú CBD SA Crédito, Financiamento and Investment (“FIC”). CBD is the holder of credit against Via Varejo arising from the final and unappealable decision of a certain tax action, whose amounts are being calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenient liabilities incurred up to a certain date , if final and unappealable, on behalf of the former Globex, a company that, in the process of merging with Casas Bahia SA, had its name changed to Via Varejo and currently renamed to Via.

88

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

21.	Leases

21,1 Lease obligations

The detailed information on leasing obligations were presented in the annual financial statements for 2020, in note 23.1.

Leasing contracts totaled R$7,941 as of June 30, 2021 (R$8,374 as of December 31, 2020), according to the following table:

	Parent Company		Consolidated
	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Financial lease liability – minimum lease payments:
Up to 1 year	621	570	952	947
1 - 5 years	2,044	1,921	3,042	3,053
Over 5 years	3,178	3,467	3,947	4,374
Present value of finance lease agreements	5,843	5,958	7,941	8,374

Future financing charges	5,916	5,904	6,329	6,630
Gross amount of finance lease agreements	11,759	11,862	14,270	15,004

PIS and COFINS embedded in the present value of the lease agreements	341	362	482	662

PIS and COFINS embedded in the gross amount of the lease agreements	715	721	867	1,171

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 9.83% in the semester ended June 30, 2021 (10.16% as of June 30, 2020).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 5.63%. The average term of the contracts considered is 14.4 years. For international subsidiaries, the average nominal incremental rate is 5.82%, with 3.5% of built-in inflation. The average term of the contracts considered is 9.0 years.

89

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

21.2	Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2020	5,958	8,374
Additions	17	54
Remeasurement	194	298
Accrued interest	301	373
Payments	(533)	(768)
Anticipated lease contract termination	(92)	(112)
Foreign currency translation adjustment	-	(278)
Spin-off	(2)	-
At June 30, 2021	5,843	7,941

Current	621	952
Noncurrent	5,222	6,989

	Parent Company	Consolidated
At December 31, 2019	4,921	8,667
Additions	100	598
Remeasurement	219	792
Accrued interest	263	462
Payments	(484)	(848)
Anticipated lease contract termination	(22)	(114)
Transfer to subsidiary	(9)	-
Foreigh currency translation adjustment	-	401
At June 30, 2020 - Restated	4,988	9,958

Current	518	943
Noncurrent	4,470	9,015

21.3	Lease expense on variable rents, low value assets and short-term agreements.
	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020
Expenses (income) for the year:				Restated
Variable (0.1% to 4.5% of sales)	13	32	13	32
Sublease rentals (*)	(116)	(78)	(117)	(78)

(*) Refers to lease agreements receivable from commercial shopping malls.

22.	Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of back lights for the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

The detailed information on deferred revenue was presented in the annual financial statements for 2020, in note 24.

90

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated
	06.30.2021	12.31.2020	06.30.2021	12.31.2020

Deferred revenue in relation to sale of real estate property	11	8	11	8
Additional or extended warranties	11	12	11	12
Services rendering agreement - Allpark	7	8	7	8
Revenue from credit card operators and banks	-	-	112	80
Gift Card	66	7	141	131
Others	8	-	35	77
	103	35	317	316

Current	87	16	301	297
Noncurrent	16	19	16	19

23.	Shareholders’ equity

The detailed information on shareholders’ equity were presented in the annual financial statements for 2020, in note 25.

23.1	Capital stock

The subscribed and paid-in capital stock, on June 30, 2021, is represented by 268,896 (268,352 on December 31, 2020) of thousands of registered, book-entry shares with no par value. As of June 30, 2021, the share capital is R$5,856 (R$5,434 on December 31, 2020). As a result of the alignment between the amount of the capital reduction approved at the Extraordinary General Meeting and the capital registered in the financial statements, there was a need for reclassification between capital and capital reserves of R$216, with no impact on shareholders' equity. On April 28, 2021, the Extraordinary General Meeting approved the increase in the capital stock through the capitalization of R$200 from the Reserve for Expansion account, without issuing new shares.

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At a meeting of the Board of Directors held on May 5, 2021, the capital increase in the amount of R$6 (R$9 on December 31, 2020) was approved through the issuance of 544 thousand common shares (354 thousand shares on December 31, December 2020).

91

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

23.2	Stock option plan for common shares current
						06.30.2021
						Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstan-ding
Series B5	05/31/2018	05/31/2021	0.01	594	(184)	(49)	-	361
Series C5	05/31/2018	05/31/2021	15.42	594	(268)	(60)	-	266
Series B6	05/31/2019	05/31/2022	0.01	462	(117)	(31)	-	314
Series C6	05/31/2019	05/31/2022	17.39	359	(108)	(40)	-	211
Series B7	01/31/2021	05/31/2023	0.01	673	(87)	(16)	-	570
Series C7	01/31/2021	05/31/2023	12.56	497	(88)	(16)	-	393
				3,179	(852)	(212)	-	2,115

The movement of shares above refers to the Company's shares. After separation from Sendas Distribuidora, and during the transition period, certain executives of the Company receive stock option of Sendas Distribuidora, booked as an expense. The changes in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$

Total to be exercised at December 31, 2020	1,468	30,71	0,88
At June 30, 2021
Granted during the period	1,225	22,37
Cancelled during the period	(37)	12,09
Exercised during the period	(541)	9,40
Outstanding at the end of the period	2,115	6,02	1,10
Total to be exercised at June 30, 2021	2,115	6,02	1,10

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the June 30, 2021 were R$23 (R$23 at the December 31, 2020).

23.3	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a loss of R$48 and (ii) Colombian pesos to Reais, in the Éxito subsidiary generating a gain of R$1,337. The effect on the parent company was R$1,289 (R$1,570 on December 31, 2020).

92

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

24.	Revenue from the sale of goods and / or services

The detailed information on revenue from the sale of goods and/or services were presented in the annual financial statements for 2020, in note 26.

	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020
Gross sales:				Restated
Goods	13,485	14,717	25,927	26,387
Services rendered	223	199	962	739
Sales returns and cancellations	(118)	(103)	(181)	(147)
	13,590	14,813	26,708	26,979

Taxes on sales	(1,000)	(1,287)	(2,377)	(2,560)
Net operating revenues	12,590	13,526	24,331	24,419

25.	Expenses by nature

The detailed information on expenses by nature were presented in the annual financial statements for 2020, in note 27.

	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020
				Restated
Cost of inventories	(8,726)	(9,399)	(17,036)	(17,236)
Personnel expenses	(1,375)	(1,560)	(2,583)	(2,644)
Outsourced services	(227)	(239)	(442)	(418)
Overhead expenses	(588)	(582)	(1,163)	(1,056)
Commercial expenses	(439)	(491)	(776)	(816)
Other expenses	(253)	(324)	(606)	(668)
	(11,608)	(12,595)	(22,606)	(22,838)

Cost of sales	(9,319)	(10,046)	(18,075)	(18,309)
Selling expenses	(1,972)	(2,209)	(3,676)	(3,724)
General and administrative expenses	(317)	(340)	(855)	(805)
	(11,608)	(12,595)	(22,606)	(22,838)

93

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

26.	Other operating expenses, net

The detailed information on other operating expenses, net were presented in the annual financial statements for 2020, in note 28.

	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020
				Restated
Tax installments and other tax risks	22	(28)	12	(37)
Restructuring expenses (*)	(113)	(189)	(126)	(250)
Losses on disposal of property (**)	15	241	(6)	232
Covid-19 prevention expenses (***)	-	(82)	-	(132)
Others	-	(2)	-	(2)
Total	(76)	(60)	(120)	(189)

(*) Amounts related to expenses with the restructuring of operating activities and expenses in the acquisition process of Exito’s Group in 2020 and expenses related to Sendas’ spin-off.

(**) The result of property, plant and equipment for the period ended June 30, 2020 was mainly impacted by the Sale and Leaseback operations in the amount of R$64, the sale of 3 stores in the city of Curitiba in the amount of R$68 and the partial sale of 1 non core property in the city of São Paulo in the amount of R$138.

(***) Expenses incurred as a result of the pandemic refer to the purchase of personal protection items and the adequacy of the stores, overtime expenses, expenses with internal and external communication, incremental expenses with transport and cleaning service and sanitation.

27.	Financial income (expenses), net

The detailed information on financial income (expenses), net, net were presented in the annual financial statements for 2020, in note 29.

	Parent Company		Consolidated
	06.30.2021	06.30.2020	06.30.2021	06.30.2020
				Restated
Finance expenses:
Cost of debt	(128)	(146)	(170)	(190)
Cost of the discounting of receivables	(32)	(35)	(32)	(36)
Monetary restatement loss	(84)	(102)	(185)	(201)
Interest on lease liabilities	(291)	(260)	(364)	(362)
Other finance expenses	(36)	(42)	(38)	(58)
Total financial expenses	(571)	(585)	(789)	(847)

Financial income:
Income from short term instruments	14	48	49	109
Monetary restatement gain (*)	167	82	207	121
Other financial income	3	3	5	5
Total financial income	184	133	261	235

Total	(387)	(452)	(528)	(612)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

(*) The Company recorded a credit of R$89 for the period ended June 30, 2021, referring to the monetary restatement of the tax credit described in Note 20.9.

94

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

28.	Earnings per share

The information on earnings per share was presented in the annual financial statements for 2020, in note 30.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share for each period presented:

	06.30.2021	06.30.2020
	Ordinary	Ordinary
		Restated
Basic numerator
Net income (loss) allocated to continued operations	116	(161)
Net income (loss) allocated to discontinued operations	(1)	356
Net income (loss) allocated to common shareholders	115	195

Basic denominator (millions of shares)
Weighted average of shares	268	268

Basic earnings (loss) per shares (R$) – continued operations	0,43238	(0,60121)
Basic earnings (loss) per shares (R$) - discontinued operations	(0,00373)	1,32938
Basic earnings (loss) per shares (R$) - total	0,42866	0,72817

Diluted numerator
Net income (loss) allocated to continued operations	116	(161)
Net income (loss) allocated to discontinued operations	(1)	356
Net income (loss) allocated to common shareholders	115	195

Diluted denominator
Weighted average of shares (in millions)	268	268
Stock option	1	1
Diluted weighted average of shares (millions)	269	269

Diluted earnings (loss) per shares (R$) – continued operations	0,43154	(0,60008)
Diluted earnings per shares (R$) – discontinued operations	(0,00372)	1,32688
Diluted earnings (loss) per shares (R$) – total	0,42782	0,72680

95

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

29.	Segment information

Management considers the following segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra, “Drogaria Extra” and “GPA Malls”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter, and Carulla.

The cash and carry segment, Assai, was spun off to the Company's shareholders and is presented as a discontinued operation on June 30, 2020. The other businesses are composed of the results of James, Cheftime, Stix and Cnova N.V. Both segments are maintained in this note for purposes of reconciliation with the consolidated financial statements.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the acquisition of Éxito and the tax on profits earned abroad paid in Brazil are considered in the Éxito Group.

Information on the Company’s segments as of June 30, 2021 is included in the table below:

96

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Exito Group		Others businesses		Discontinued operations		Total
	06.30.2021	06.30.2020	06.30.2021	06.30.2020	06.30.2021	06.30.2020	06.30.2021	06.30.2020	06.30.2021	06.30.2020
				Restated				Restated		Restated

Net operating revenue	13,163	14,064	11,141	10,331	27	24	-	-	24,331	24,419
Gross profit	3,382	3,575	2,854	2,528	20	7	-	-	6,256	6,110
Depreciation and amortization	(570)	(524)	(389)	(345)	(5)	(3)	-	-	(964)	(872)
Share of profit of subsidiaries and associates	29	51	6	(41)	(48)	(46)	-	-	(13)	(36)
Operating income	370	460	374	124	(116)	(100)	-	-	628	484
Net financial expenses	(391)	(453)	(136)	(158)	(1)	(1)	-	-	(528)	(612)
Profit(loss) before income tax and social contribution	(21)	7	238	(34)	(117)	(101)	-	-	100	(128)
Income tax and social contribution	116	1	(69)	35	10	2	-	-	57	38
Net income (loss) for continued operations	95	8	169	1	(107)	(99)	-	-	157	(90)
Net income (loss) for discontinued operations	(1)	54	-	(1)	-	1	-	302	(1)	356
Net income (loss) for the period	94	62	169	-	(107)	(98)	-	302	156	266

	06.30.2021	12.31.2020	06.30.2021	12.31.2020	06.30.2021	12.31.2020	06.30.2021	12.31.2020	06.30.2021	12.31.2020
Current assets	8,418	9,531	5,756	8,015	113	95	-	-	14,287	17,641
Noncurrent assets	16,254	16,672	16,892	18,930	82	52	-	-	33,228	35,654
Current liabilities	7,543	8,573	6,824	9,729	178	181	-	-	14,545	18,483
Noncurrent liabilities	13,668	14,390	3,897	3,620	4	(5)	-	-	17,569	18,005
Shareholders' equity	3,461	3,240	11,927	13,596	13	(29)	-	-	15,401	16,807

97

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	06.30.2021	06.30.2020
Brazil
Retail	13,163	14,064
Others businesses	27	24
	13,190	14,088

Exito Group
Colombia	8,558	7,883
Uruguay	1,878	1,807
Argentina	705	641
	11,141	10,331
Total net operating revenue	24,331	24,419
30.	Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•	Purchase of fixed assets not paid yet as note 14.1;
•	Purchase of intangible assets not paid yet as per note 15.2;

31.	Non-current assets held for sale

Information on discontinued operations was presented in the 2020 annual financial statements, in note 33.

On June 1, 2021, the Company's Board of Directors resolved on the sale of 5 properties via Sale Lease Back transactions.

	Parent Company		Consolidated
	06.03.2021	12.31.2020	06.30.2021	12.31.2020

Real estate / land-parent company	204	78	204	78
Exito real estate projects	-	-	29	31
Total	204	78	233	109

98

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

32.	Discontinued operations
a)	Sendas

On December 31, 2020, the Company ceased to control the subsidiary Sendas, as a result of the spin off detailed in note 1.1. in the annual financial statements for 2020, and Sendas' net income is presented as a discontinued operation. Below is the summary cash flow statement and income statement:

Cash flow:	06.30.2020

Cash flow provided by (used in) operating activities	1,790
Net cash provided by (used in) investing activities	(198)
Net cash provided by (used in) financing activities	(1,026)
Cash variation in the period	566

Income Statement	06.30.2020

Net operating revenue	16,033
Net income before income tax and social contribution	445
Income tax and social contribution	(144)
Net income for the period	302

b) Composition of discontinued operations
	06.30.2021	06.30.2020
Net income - Sendas	-	302
Other results from discontinued operations (*)	(1)	54
Net income from discontinued operations presented in the consolidated income statement of the Company	(1)	356

Attributable:
Controlling shareholders of the Company	(1)	356
Participation of non-controlling shareholders	-	-

(*) The indemnity costs of contingencies arising from periods prior to the acquisition, paid to Via Varejo, pursuant to IFRS 5, are presented under discontinued activities. The indemnity costs expense as of June 30, 2021 was R$1 (R$54 of revenue as of June 30, 2020).

99

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

33.	Subsequent events

33.1.	Issuance of promissory notes

On July 20, 2021, the Company's Board of Directors approved the realization of its 5th issue of commercial promissory notes, in 2 series, maturing between 4 and 5 years, in the total amount of R$1,000 for public distribution with efforts placement restrictions, pursuant to CVM Instruction 476, which will be used to reinforce working capital and/or lengthen the debt profile.

100

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholder position - 06/30/2021

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly held company)					Shareholding at 06/30/2021 (In units) Total

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	34.96%	0	0.00%	94,019,178	34.96%
Jean-Charles Naouri*	1	0.00%	0	0.00%	1	0.00%
Geant International BV*	9,423,742	3.50%	0	0.00%	9,423,742	3.50%
Segisor*	5,600,050	2.08%	0	0.00%	5,600,050	2.08%
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
King LLC*	852,000	0.32%	0	0.00%	852,000	0.32%
Helicco Participações Ltda.	581,600	0.22%	0	0.00%	581,600	0.22%
BTG Pactual	14,197,600	5.28%	0	0.00%	14,197,600	5.28%
Board of Directors	751,543	0.28%	0	0.00%	751,543	0.28%
Board of Executive Officers	92,065	0.03%	0	0.00%	92,065	0.03%
Fiscal Council	0	0.00%	0	0.00%	0	0.00%
Treasury Shares	161,636	0.06%	0	0.00%	161,636	0.06%
Others	143,216,256	53.26%	0	0.00%	143,216,256	53.26%
Total	268,895,673	100.00%	0	0.00%	268,895,673	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	Number	%	Number
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Segisor*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
QUOTAHOLDER	QTD QUOTAS	%	AÇÕES PN	%	Quantidade	%
Casino Guichard Perrachon*	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%
TOTAL	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%

101

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
SHAREHOLDER	AÇÕES ON	%	AÇÕES PN	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Posição em (em unidades)
SHAREHOLDER*	AÇÕES ON	%	AÇÕES PN	%	Quantidade	%
Companhia Brasileira de Distribuição	409,876,436	91.57%	0	0.00%	409,876,436	91.57%
GPA 2 Empreendimentos e Participações Ltda.	22.380.232	5.00%	0	0.00%	22,380,232	5.00%
Minority	15,347,648	3.43%	0	0.00%	15,347,648	3.43%
TOTAL	447,604,316	100.00%	0	0.00%	447,604,316	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 06/30/2021 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.09%	0	0.00%	110,476,573	41.09%

Management
Board of Directors	751,543	0.28%	0	0.00%	751,543	0.28%
Board of Executive Officers	92,065	0.03%	0	0.00%	92,065	0.03%

Treasury Shares	161,636	0.06%	0	0.00%	161,636	0.06%

Other Shareholdersas	157,413,856	58.54%	0	0.00%	157,413,856	58.54%

Total	268,895,673	100.00%	0	0.00%	268,895,673	100.00%

Outstanding Shares	158,257,464	58.85%	0	0.00%	158,257,464	58.85%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 06/30/2020 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.21%	0	0.00%	110,476,573	41.21%

Management
Board of Directors	563,805	0.21%	0	0.00%	563,805	0.21%
Board of Executive Officers	188,536	0.07%	0	0.00%	188,536	0.07%
Board of Fiscal	37,078	0.01%	0	0.00%	37,078	0.01%

Treasury Shares	239,060	0.09%	0	0.00%	239,060	0.09%

Other Shareholdersas	156,544,445	58.40%	0	0.00%	156,544,445	58.40%

Total	268,049,496	100.00%	0	0.00%	268,049,496	100.00%

Outstanding Shares	157,333,864	58.70%	0	0.00%	157,333,864	58.70%

102

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 28, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.